UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom First quarter of 2007	1

Deutsche Telekom First quarter of 2007	2

Deutsche Telekom at a glance.

At a glance

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	14,842	611	4.1	61,347
Domestic	7,793	8,208	(415)	(5.1)	32,460
International	7,660	6,634	1,026	15.5	28,887
EBIT (profit from operations)	1,795	2,318	(523)	(22.6)	5,287
Special factors affecting EBIT[a]	(139)	(92)	(47)	(51.1)	(3,156)
Adjusted[a] EBIT	1,934	2,410	(476)	(19.8)	8,443
Adjusted[a] EBIT margin (%)	12.5	16.2			13.8
Profit (loss) from financial activities[b]	(749)	(550)	(199)	(36.2)	(2,683)
Profit before income taxes[b]	1,046	1,768	(722)	(40.8)	2,604
Depreciation, amortization and impairment losses	(2,748)	(2,570)	(178)	(6.9)	(11,034)
EBITDA[c]	4,543	4,888	(345)	(7.1)	16,321
Special factors affecting EBITDAa,c	(139)	(82)	(57)	(69.5)	(3,113)
Adjusted EBITDA[a,c]	4,682	4,970	(288)	(5.8)	19,434
Adjusted EBITDA margin[a,c] (%)	30.3	33.5			31.7
Net profit[b]	459	1,090	(631)	(57.9)	3,165
Special factors[a]	(104)	116	(220)	n.a.	(685)
Adjusted net profit[a,b]	563	974	(411)	(42.2)	3,850
Earnings per share/ADS[b,d], basic and diluted (€)	0.11	0.26	(0.15)	(57.7)	0.74
Cash capex[e]	(2,023)	(2,044)	21	1.0	(11,806)
Net cash from operating activities[f]	2,065	2,797	(732)	(26.2)	14,222
Free cash flow (before dividend payments)[g]	520	1,044	(524)	(50.2)	2,983
Equity ratio[b,h] (%)	36.2	34.7			35.8
Net debt[i]	39,090	37,789	1,301	3.4	39,555

	Mar. 31, 2007	Dec. 31, 2006	Change Mar. 31, 2007/ Dec. 31, 2006%	Mar. 31, 2006	Change Mar. 31, 2007/ Mar. 31, 2006%
Number of employees at balance sheet date
Deutsche Telekom Group	247,125	248,800	(0.7)	248,982	(0.7)
Non-civil servants	207,163	208,420	(0.6)	204,818	1.1
Civil servants	39,962	40,380	(1.0)	44,164	(9.5)

Number of fixed-network and mobile customers
Telephone lines[j] (millions)	50.8	51.6	(1.6)	53.9	(5.8)
Broadband lines[k] (millions)	12.7	11.7	8.5	9.4	35.1
Mobile customers[l] (millions)	109.2	106.4	2.6	99.2	10.1

a	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 71.
b	Prior-year figures have been adjusted due to adoption of IAS 19.93A.
c	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.
d	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
e	Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
f	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
g	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted. For the calculation of free cash flow, please refer to “Reconciliation of pro forma figures,”

Deutsche Telekom First quarter of 2007	3

page 74.

h	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
i	For detailed information, please refer to “Reconciliation of pro forma figures,” page 74f.
j	Telephone lines of the Group (including ISDN channels), including for internal use.
k	Broadband lines in operation, including Germany, Eastern and Western Europe.
l	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area.

Deutsche Telekom First quarter of 2007	4

The business areas of the Deutsche Telekom Group.

Mobile Communications.

The Mobile Communications strategic business area combines all activities of T-Mobile International. All of T-Mobile’s national companies offer consumers and business customers a comprehensive portfolio of mobile voice and data services, supplemented by corresponding hardware and terminal devices. They also sell services to resellers and companies that buy network services and market them independently to third parties (MVNOs). T-Mobile has underpinned its position as one of the mobile industry’s leading service providers with customer growth of around 10 million customers compared with the prior-year quarter. In addition to the further modernization of the T-Mobile network, this growth is based on products and services that meet user needs for convenience and a simplified rate structure.

	Q1 2007[a] millions of €	Q1 2006[a] millions of €
Total revenue	8,400	7,575
T-Mobile Deutschland	1,951	2,004
T-Mobile USA	3,468	3,354
T-Mobile UK	1,165	1,032
Adjusted EBITDA	2,539	2,280
Adjusted EBITDA margin (%)	30.2	30.1
Number of employees (average)	60,614	51,511
Mobile customers (millions)	109.2	99.2

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 27 et seq.

Broadband/Fixed Network.

In its Broadband/Fixed Network strategic business area, Deutsche Telekom offers consumers and small business customers state-of-the-art network infrastructure for traditional fixed-network services, broadband Internet access, and innovative multimedia services. This strategic business area’s customers also include national and international carriers, resellers, and the other strategic business areas of the Deutsche Telekom Group. With more than 12 million DSL lines at the end of the first quarter of 2007, the strategic business area has consolidated its leading position in the broadband market. Overall, the number of broadband customers rose by 3.3 million year-on-year. Due to competition, the number of narrowband lines dropped to 38.3 million.

	Q1 2007[a] millions of €	Q1 2006[a] millions of €
Total revenue	5,832	6,125
Domestic	5,146	5,464
International	698	661
Adjusted EBITDA	1,870	2,278
Adjusted EBITDA margin (%)	32.1	37.2
Number of employees (average)	100,590	108,392
Broadband lines (millions)	12.7	9.4
Narrowband lines (millions)	38.3	40.6
Internet customers with a billing relationship (millions)	17.5	15.5

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 30 et seq.

Deutsche Telekom First quarter of 2007	5

Business Customers.

The Business Customers strategic business area offers products and solutions along the entire information and communications technology value chain. Through its two business units T-Systems Enterprise Services and T-Systems Business Services, the strategic business area supports around 130 multinational corporations and large public authorities, as well as around 160,000 medium-sized, and large enterprises as business customers of the Deutsche Telekom Group. T-Systems recorded a further decrease in revenue in the first quarter of 2007 due to the continuously growing price pressure.

	Q1 2007[a] millions of €	Q1 2006[a] millions of €
Total revenue	2,906	3,063
Enterprise Services	1,941	1,996
Business Services	965	1,067
Adjusted EBITDA	261	357
Adjusted EBITDA margin (%)	9.0	11.7
Number of employees (average)	56,776	52,529
New orders[b]	4,166	2,932

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 36 et seq.
b	Includes contracts with both internal and external customers.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The Shared Services unit includes in particular Real Estate Services, DeTeFleetServices GmbH and Vivento. Since the beginning of 2007, Group Headquarters & Shared Services has also included the shared services and headquarters functions of Magyar Telekom. Vivento further expanded its business activities in the first quarter of 2007 and thus made a significant contribution to the 6.7 percent year-on-year increase in revenue.

	Q1 2007[a] millions of €	Q1 2006[a] millions of €
Total revenue	952	892
Adjusted EBITDA	67	67
Adjusted EBITDA margin (%)	7.0	7.5
Number of employees (average)	29,308	30,992
of which: Vivento[b]	13,500	14,500

a	For a detailed explanation of the calculations and definitions of the various amounts, please refer to page 39 et seq.
b	Figures rounded. Number of employees at balance sheet date.

Deutsche Telekom First quarter of 2007	6

Contents.

Deutsche Telekom First quarter of 2007	7

Developments in the Group.

•	Net revenue increased by 4.1 percent from EUR 14.8 billion in the first quarter of 2006 to EUR 15.5 billion.

•

Heavy price pressure and strong competition caused domestic revenue to drop 5.1 percent year-on-year from EUR 8.2 billion to EUR 7.8 billion. By contrast, international revenue rose 15.5 percent from EUR 6.6 billion to EUR 7.7 billion.

•	Adjusted for special factors, Group EBITDA[1] declined year-on-year by 5.8 percent from EUR 5.0 billion to EUR 4.7 billion. Group EBITDA decreased by 7.1 percent from EUR 4.9 billion to EUR 4.5 billion.

•

Adjusted for special factors, EBITDA of subsidiaries based in Germany fell by 18.6 percent from EUR 3.2 billion to EUR 2.6 billion. Adjusted EBITDA of subsidiaries based outside Germany increased 17.5 percent from EUR 1.8 billion to EUR 2.1 billion.

•

Net profit adjusted for special factors[1] was EUR 0.6 billion, compared to EUR 1.0 billion in the first quarter of 2006; net profit for the period reached EUR 0.5 billion, compared to EUR 1.1 billion in the first quarter of 2006.

•	Free cash flow[2,3] before dividend payments at EUR 0.5 billion.

•	Net debt[4] decreased from EUR 39.6 billion to EUR 39.1 billion compared with the year-end.

•	The Group experienced continued strong customer growth in fixed-network and mobile communications in the first quarter of 2007:

•	Mobile customers rose by 2.8 million to a total of 109.2 million.

•	The number of broadband lines reached 12.7 million after 1.0 million new additions, including 0.6 million retail lines in Germany, in the first quarter of 2007.

•	In the Business Customers area the order volume rose sharply to EUR 4.2 billion in the first quarter of 2007 over EUR 2.9 billion in the same quarter last year.

Deutsche Telekom First quarter of 2007	8

1	For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 71 et seq.
2	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted. For calculation and more detailed explanation of the changed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 74.
3	Excluding cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
4	For detailed information, please refer to “Reconciliation of pro forma figures,” page 75.

Deutsche Telekom First quarter of 2007	9

T-Share price performance.

Performance of the T-Share Jan. 2 – Mar. 31, 2007

	Mar. 31, 2007	Mar. 31, 2006	Dec. 31, 2006
Xetra closing prices (€)
Exchange price at the balance sheet date	12.38	13.92	13.84
High (during the preceding quarter)	14.75	14.34	13.95
Low (during the preceding quarter)	12.18	12.90	12.44

Weighting of the T-Share in major stock indexes
DAX 30 (%)	4.8	5.7	5.6
Dow Jones Europe STOXX Telecommunications© (%)	9.1	9.9	9.9
Market capitalization (billions of €)	54.0	58.4	60.4
Shares issued (millions)	4,361.18	4,198.10	4,361.12

Capital markets environment.

The first quarter of 2007 was a turbulent one on the financial markets, but positive overall. Although the leading stock exchanges grew steadily firmer in the first few weeks, mixed macroeconomic data, coupled with uncertainty about the further development of the U.S. real estate market and prospects for corporate profits, led to a massive slump in prices on the international stock markets at the end of February 2007. The downward trend accelerated in March 2007. Many investors wavered in the face of the abrupt increase in volatility following the “Shanghai crisis,” during which the leading equity index at the Shanghai exchange had lost just under 9 percent, triggering a global slide in prices. However, the mood brightened again in mid-March 2007, when the U.S. Federal Reserve hinted at the possibility of a cut in interest rates.

Developments in the DAX were more pronounced than the global market trends during the first quarter of 2007. The subsequent recovery was also pronounced as a result of unexpectedly robust economic growth in Germany and the euro zone. Overall, the index rose by around 4.9 percent to 6,917 points, despite the corrections in the first quarter. This increase was driven primarily by a small number of DAX heavyweights, which recorded significant price appreciation in particular due to take-over and divestiture rumors.

Deutsche Telekom First quarter of 2007	10

Development of international indexes.

Developments on other international stock exchanges generally were much more restrained than the development on the DAX, with the Euro STOXX 50 posting a rise of 1.5 percent. U.S. markets closed the first quarter of 2007 on a mixed note. From its high at the end of February, the Dow Jones lost just under 6 percent in the following trading days, closing the quarter down by a total of 0.9 percent. The NASDAQ experienced a slightly more stable trend, rising by 0.3 percent. The Tokyo stock exchange also stabilized again following the slump in late February/early March 2007. The Nikkei was unable to completely recover lost ground, however, and closed with an increase of 0.3 percent. The Dow Jones Europe STOXX Telecommunications© sector index again fell short of the overall market trend, dropping 2.6 percent in the first three months of 2007.

T-Share performance.

In the telecommunications sector, the weak trend affecting integrated providers with a high proportion of fixed-line customers continued in the first quarter of 2007. While the share prices of smaller providers in the Dow Jones Europe STOXX Telecommunications© index grew substantially on the back of takeover speculation, the share prices of Deutsche Telekom’s major competitors continued to lose ground. The T-Share lost a total of 10.6 percent in the first quarter of 2007.

•

January: In a favorable market and sector environment, the T-Share price rose in the first weeks of January, reaching its high for the quarter at EUR 14.75 on January 16, 2007. The share outperformed the DAX at this point. The share lost 4 percent on January 29 following the revised earnings forecast for 2007.

•

February: The T-Share traded within a narrow range in February 2007, although with a somewhat more constant trend than the market and the sector. The T-Share responded to the dramatic price corrections in the wake of the uncertainty in the U.S. real estate market towards the end of the month with smaller decreases than the DAX and the sector index. The share lost just under 3 percent over the month as a whole.

•

March: Deutsche Telekom published its final financial figures for 2006 on March 1, 2007 and presented the future strategy of the Group. The T-Share closed that day down 3.8 percent. In a turbulent market and sector environment, the T-Share hit its low for the quarter on March 14, 2007 (EUR 12.18). Overall, the T-Share suffered a drop of 8.7 percent in March 2007, closing the quarter at EUR 12.38.

Performance of the T-Share vs. the DAX and the Dow Jones Europe STOXX Telecommunications© indexes Jan. 2 – Mar. 31, 2007

Deutsche Telekom First quarter of 2007	11

Performance of the T-Share vs. European competitors Jan. 2 – Mar. 31, 2007

Deutsche Telekom First quarter of 2007	12

Corporate governance.

In the most recent Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act released on December 11, 2006, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 24, 2006, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom Investor Relations link under www.deutschetelekom.com.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to U.S. entities is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2006 financial year, and is also published at www.deutschetelekom.com in the Corporate Governance chapter of the Investor Relations section.

Deutsche Telekom First quarter of 2007	13

Interim management report for the Group.

Highlights.

Events in the first quarter of 2007.

Group

Staff restructuring continues.

•

The Group is continuing to implement its staff restructuring program in Germany. In the current financial year there was again a good acceptance of the packages offered to assist the socially responsible adjustment of staff levels by a total of 32,000. Through voluntary staff reduction programs, natural attrition and deconsolidation around 15,300 employees have left the Group since 2006, with around 3,200 leaving in the first quarter of 2007 alone. Besides these staff reduction effects, negotiations on the deconsolidation of additional parts of the Vivento business models were brought to a successful conclusion. Vivento Customer Services GmbH sold two further sites in Suhl and Cottbus to walter ComCare. Around 400 members of staff at these sites have changed employers as of April 1, 2007 by means of a transfer of operations. On May 1, 2007, five additional Vivento Customer Services locations in Rostock, Neubrandenburg, Potsdam, Erfurt and Stuttgart were sold to the arvato group. Around 1,100 members of staff will change employers as part of the transfer of operations. Long-term contract commitments were also given under the terms of this disposal in order to safeguard the transferred jobs until 2008 and beyond.

Milestones for greater quality of service.

•

On March 1, 2007, the 600th T-Punkt store opened its doors. As part of the initiative to improve service, the Group plans to expand the number of T-Punkt stores to a total of 786 by the end of this year and further enhance the quality of personalized customer care by recruiting additional staff. In addition, the Group will increase the number of sales partners to around 1,000 in order to strengthen direct sales and the quality of service. T-Com and T-Mobile’s joint partner program will provide a solid foundation for more intensive cooperation with retailers and will enable the entire product portfolio to be offered throughout Germany by particularly well-qualified partners. Retailers will benefit from significantly enhanced sales opportunities as a result of being integrated into advertising activities covering the whole country. For customers, combining sales strengths in mobile communications and fixed-network products will result in an increase in the quality of customer care.

“connect” readers vote Deutsche Telekom into first place nine times.

•

Deutsche Telekom was again the top choice in the reader survey in 05/07 issue of the trade magazine “connect.” In the Internet category, T-Com achieved the top spot three times: as best Internet and DSL provider with its T-Online service, as best video-on-demand provider with T-Home, and as best mobile music service with musicload. For the eighth year in a row, readers voted T-Mobile best mobile communications provider and T-Mobile’s prepaid product Xtra was chosen “prepaid card of the year” for the seventh time in succession. T-Mobile@home was a success right from the start and was also awarded the top spot in the “fixed-network substitute products” category.

Outcome of Deutsche Telekom AG negotiations on training.

•	On March 16, 2007, Deutsche Telekom reached agreement with ver.di, the service industry trade union, on the annual number of trainees until 2010 and on trainees’ pay. The agreement provides for 4,000

Deutsche Telekom First quarter of 2007	14

traineeships to be offered in 2007 – the same number as in past years. This demonstrates the Group’s high level of commitment to training this year as in previous years, despite the continuing reduction in employee numbers and the high financial cost of socially acceptable staff restructuring measures. Furthermore, Deutsche Telekom agreed to a higher than average annual trainee ratio of 2.9 percent of the domestic workforce for 2008 through 2010. Deutsche Telekom is setting an example to other companies and sectors with this high proportion of trainees. New terms were also agreed for trainees’ pay, applying to all trainees beginning their training from 2007 onwards.

HotSpot network expanded.

•

T-Mobile is Lufthansa’s new partner for the public WLAN service in Lufthansa lounges. This will enable passengers in virtually all Lufthansa lounges worldwide to benefit from high-quality mobile broadband access. As of the end of March 2007, HotSpots are also available in the lounges in Milan and Dubai. Further HotSpots in Atlanta and Boston will follow by the end of June 2007. Passengers with WLAN-enabled equipment can choose between a free information service provided by Lufthansa and direct, chargeable Internet access. Together with T-Com, T-Mobile now operates around 20,000 HotSpots worldwide and is therefore one of the world’s leading public WLAN operators. T-Com has also added new sites to its HotSpot network with wireless Internet access availability at 25 major German rail stations using the public WLAN infrastructure since the end of February 2007. The service is based on a wide-ranging cooperation agreement with Deutsche Bahn. As a result, passengers can log on to the Internet quickly and easily at DSL speeds, enabling them to download e-mails, surf the Web or make low-cost Internet telephone calls.

Friedrichshafen named Telekom city of the future.

•

Friedrichshafen has won the T-City competition with outstanding project ideas for the application of modern technologies. The city on the shores of Lake Constance beat off competition from 52 other cities and will be provided with one of the most modern fixed- and mobile-network infrastructures. As winner of the competition launched in May 2006, Friedrichshafen will be equipped by Deutsche Telekom with the high-speed VDSL technology, already in place in 12 major cities, and also with the high-speed mobile technology HSDPA. Deutsche Telekom’s objective with the T-City project is to demonstrate the potential benefits and opportunities available from the wide-area use of modern network technology.

German national soccer league and Deutsche Telekom continue their cooperation.

•

The cooperation between Deutsche Fußball Liga GmbH and Deutsche Telekom continues. As a result of the extended cooperation, the shirts worn by soccer professionals in the Bundesliga matches, as well as the advertising boards, will continue to bear the Deutsche Telekom brand logo. However, the Group will not claim the rights to the name of the Bundesliga itself. Last year, the Group provided three-quarters of all the IT and telecommunications services for the 2006 World Cup, as a partner of the international soccer federation FIFA and the national organization committee.

Successful medium-term note issue.

•

Deutsche Telekom took advantage of the favorable market environment in March 2007 to successfully launch a EUR 500 million medium-term note. The five-year floater was successfully placed by participating banks.

Mobile Communications

Consistent modernization of the mobile network.

•

T-Mobile Deutschland is driving ahead with the further enhancement of its mobile network. By comprehensively upgrading more than 5,000 base transceiver stations, T-Mobile is increasing the bandwidth and performance capability of the T-Mobile network and is thus laying the foundations for further extending the coverage of the mobile broadband technology EDGE (Enhanced Data Rates for GSM Evolution). In addition, the new technology

Deutsche Telekom First quarter of 2007	15

will permit a reduction of around 30 percent in the energy consumption of the base stations. The modernization project is expected to be completed by the end of 2007. T-Mobile will then be the only mobile communications operator in Germany to make EDGE available in the entire nationwide T-Mobile network. EDGE will accelerate mobile data transfer to up to 220 kbit/s, four times faster than ISDN in the fixed network. In parallel with further developing the GSM network, T-Mobile is pressing ahead with the expansion of the UMTS network. T-Mobile is the first mobile communications operator in Germany to equip the entire UMTS network with HSDPA technology. High-Speed Downlink Packet Access offers transfer rates of up to 3.6 Mbit/s. It is expected that speeds will double to up to 7.2 Mbit/s as early as this year.

First flat rate for mobile e-mails and successful MyFaves community service.

•

In March 2007, T-Mobile launched the first flat rate for mobile e-mail communication. With Mobile E-Mail, T-Mobile customers can receive and send unlimited e-mails using their mobiles for only EUR 3.95 per month. At CeBIT 2007, T-Mobile announced the start of two community services, Super SMS and MyFaves. The innovative Super SMS service, which T-Mobile will introduce in the second half of 2007, enables mobile users to chat away and follow the entire conversation in text form on the display. With MyFaves, T-Mobile will be bringing one of T-Mobile USA’s most successful consumer services so far, to Europe later this year. MyFaves allows customers easy access to their five favorite contacts with personalized icons or photos on their mobiles. T-Mobile is currently working together with leading mobile manufacturers to provide a comprehensive mobile phone offering for MyFaves.

T-Mobile USA takes leading position in customer service ranking.

•

In March 2007, Business Week, a leading U.S. business periodical, listed T-Mobile USA as one of the best 25 service companies in the United States in its first ranking. T-Mobile USA was the only mobile communications company among the top 25 and therefore ranks among especially service-oriented companies such as Starbucks, Ritz-Carlton and Apple.

Broadband/ Fixed Network

Strongest growth in DSL retail in one quarter.

•

In the first quarter of 2007 the Broadband/Fixed Network strategic business area posted the strongest quarterly DSL retail growth yet. The absolute number of new DSL retail additions came to 572,000, after gaining 563,000 in the fourth quarter of 2006. This growth is mainly due to the very successful introduction of the new complete packages.

T-Com’s triple-play service offers Germany’s most comprehensive HDTV service via IPTV.

•

Since the end of January 2007, ProSiebenSat.1 Media AG’s high-definition channels have also been receivable via T-Home (www.t-home.de). T-Com’s triple-play service therefore provides the most wide-ranging HD offering in Germany via IPTV. This also includes a large proportion of the Bundesliga soccer matches available from T-Home. T-Com is the only provider capable of offering live transmissions, as well as recordings available on demand at any time from the TV archives, in high-definition picture quality. High-definition television provides a higher level of sharpness and detail resolution than the conventional PAL television signal.

Business Customers

T-Systems wins major contract from British energy group Centrica PLC.

•

The British energy group Centrica has awarded T-Systems a major contract for IT outsourcing. The outsourcing services comprise the operation of the IT infrastructure and desktop support for more than 23,000 computer workstations in the United Kingdom. The agreement also includes the transfer of 230 jobs and two computing centers to T-Systems. Under the British Gas brand, Centrica supplies around 10 million customers with electricity and gas. The United Kingdom is the largest ICT market in Europe, and this deal represents a milestone in T-Systems’ international growth strategy for its ICT services. The data centers to be transferred to T-Systems provide a solid platform for the company’s future expansion in the British IT market. The contract is the largest ever signed by T-Systems with a new customer.

Deutsche Telekom First quarter of 2007	16

T-Systems connects Allianz subsidiaries in Eastern Europe.

•

T-Systems is to set up and operate a standardized voice and data solution for six Eastern European subsidiaries of Allianz New Europe Holding. The new high-performance network will support the insurance and financial services provider in its international growth strategy. T-Systems will provide the network platform for connection to the Allianz Service Center, which will combine and standardize the different applications already in place in the individual countries. Additional countries can be connected quickly and flexibly to the voice and data network and can continue to use their existing applications without the need for extra development costs.

Deutsche Telekom First quarter of 2007	17

Overall economic situation/industry situation.

Global economic development

In the spring of 2007, the global economy maintained the positive momentum it experienced in 2006. The stark differences in economic trends prevalent among the industrialized countries in 2006 faded discernibly in the first quarter of 2007. Although aggregate capacity utilization declined slightly in the United States, and meanwhile in Japan as well, the global economy continues to find itself in an upswing phase that has now lasted for more than four years. The pace of economic growth in the euro zone picked up significantly in the second half of 2006. This trend continued in the first quarter of 2007, albeit to a slightly lesser extent. Economic momentum remains extremely strong in Russia and in the developing countries and emerging economies. China and India in particular have proven especially strong growth drivers.

Private consumption has been increasing noticeably in the euro zone since the second half of 2006. Investment activities and net exports have risen substantially over the past year. At an estimated 1.9 percent, the core inflation rate remained within the European Central Bank’s (ECB) price stability target in the first quarter of 2007. The European Central Bank reacted to this sustained economic growth by further tightening its monetary policy, increasing its key rate to 3.75 percent in March. The labor market also benefited from this upturn, with the euro zone recording its lowest aggregate unemployment rate to date at 7.3 percent. Encouragingly, the sharp rise in employment has not yet led to any pronounced acceleration in wage inflation.

In Germany, the economy continued to gain momentum in the first quarter of 2007. While the expected decline in private consumption resulting from the value-added tax increase slowed the economy slightly, the positive economic climate and the extremely mild winter resulted in increased output at the beginning of 2007. Supported by the strong economic upturn, the unemployment rate fell to 9 percent, just under 2 percentage points below the prior-year figure. Although upward price pressure has increased in recent months as a result of the value-added tax increase, this was offset by falling energy prices. The inflation rate in Germany remained below 2 percent.

The U.S. economy expanded at a moderate pace. Aggregate capacity utilization and investment activity have been declining slightly for three quarters now. By contrast, private consumption in the United States has been extremely robust, owing to the significant increase in disposable income. This is offsetting the dampening trends resulting primarily from corrections on the housing market. In general, the slowdown in the United States has not yet negatively impacted demand for foreign goods and services, and by extension, the other economies. To date, the economic downturn in the United States has been confined to the housing market, which is of little significance to international trade. The U.S. Federal Reserve has maintained its key interest rate at 5.25 percent since the increase in June 2006.

While private consumption does not seem to be suffering at present, continued turbulence on U.S. real estate markets coupled with a recession in the United States could affect the global economy. The brief yet sharp share price corrections at the end of February 2007 revealed the potential risks associated with financing through carry trades. A sharp fall of the U.S. dollar (USD) against the yen could lead to renewed strong share price fluctuations on global equity markets, for example due to the interdependencies between the foreign exchange and capital markets and also impact macroeconomic risks. The price and cyclical risks characteristic to 2006 due to the sharp rise in commodity prices were somewhat softened at the end of the year by the significant turnaround in those prices. Concern about possible inflation risks is apparent in advance comments by members of the European Central Bank. It is therefore expected that the European Central Bank will increase its key interest rate in summer 2007. To date the U.S. Federal Reserve has not made any decisions on a possible cut in interest rates.

Deutsche Telekom First quarter of 2007	18

Outlook

Over the course of 2007, economic trends in industrialized countries will continue to converge. It can be assumed that the upturn in Europe will continue on its course in the face of slightly calming fiscal and monetary policy. The U.S. economy could pick up speed again in mid-2007, if the U.S. real estate markets continue to stabilize and the U.S. Federal Reserve lowers interest rates.

Telecommunications market

In the first quarter of 2007, the price index for telephone services published by the German Federal Statistical Office registered a slight increase in prices for fixed-line services year-on-year. The share of the price index attributed to line rental prices and basic charges, as well as to call charges for local calls and national and international long-distance calls, was slightly higher as compared with the first quarter of 2006. Prices for mobile telephony services declined by an average of 3.6 percent year-on-year from January to March 2007. Prices for Internet use also declined by an average of 4.2 percent year-on-year.

Regulation in Germany

On February 24, 2007 a new clause in the German Telecommunications Act (Telekommunikationsgesetz - TKG) came into force whereby new markets would generally be exempt from regulation. The provision is expected to improve the regulatory situation. The exemption could benefit the new high-speed optical-fiber network that Deutsche Telekom is currently building in 26 cities. Final implementation of the new provision is still pending, given that the EU Commission has already instituted breach-of-contract proceedings alleging that the regulation is in conflict with the EU’s legal framework. Deutsche Telekom’s decisions to make additional investments in new broadband networks are influenced not only by demand, but also by the regulatory environment.

On March 30, 2007 the Federal Network Agency lowered the monthly charges for access to the unbundled local loop, also referred to as the “last mile.” The charge for the most important type of unbundled local loop access was reduced from EUR 10.65 to EUR 10.50 per month. T-Com will receive lower charges from competitors for unbundled local loop access. Deutsche Telekom’s competitors benefit from these lower charges as they are now able to offer lines to their customers at a more favorable price. T-Com had appealed for unbundled local loop access charges to be raised, arguing, amongst other things, that it had to shoulder the high cost of its socially responsible staff restructuring program.

On April 4, 2007 the Federal Network Agency published a draft market definition and analysis document concerning access to the unbundled local loop. Besides its existing obligation to the grant access to the bundled and unbundled local loop at main and cable distributors (including OPAL/ISIS), Deutsche Telekom will now be obliged also to open up its conduit systems and, if capacities do not suffice, unswitched optical networks. This would enable competitors to lay their own optical fibers through the conduits and access cable distributors in order to provide their customers with broader bandwidths.

EU regulation

The fundamental principles of sector-specific regulation of the European telecommunications markets are defined by the EU. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the Commission published a communication on intended changes to the relevant directives and the draft of a new recommendation on the telecommunications submarkets to be regulated (Markets Recommendation). The Commission’s communication concerning the 2006 Review shows that it is no longer aiming to reduce sector-specific regulation and seeking its transition into general competition law, but instead intends to strengthen regulation and substantially extend EU-level powers. The first draft of the revised directives is expected in late summer/fall 2007, and transposition into national law is unlikely before 2010. Although the draft Markets Recommendation provides for a reduction in the number of regulated markets – in particular end-customer markets – it only effectively excludes those markets that are already largely unregulated in many countries. On the other hand, the Commission is proposing to extend regulation to additional wholesale markets for mobile communications. After adoption by the EU Commission, the Markets Recommendation is expected to come into force in fall 2007. The EU Commission also plans to step up regulation of roaming charges. The proposal is currently being discussed by the European Parliament and the Council of Ministers and is to be adopted by June 2007. Heavier regulation of international roaming charges could entail substantial price and revenue risks for Deutsche Telekom.

Deutsche Telekom First quarter of 2007	19

Group strategy.

Deutsche Telekom’s market and competitive environment continues to present huge challenges for the Group. Deutsche Telekom plans to meet these challenges with its strategy, which is focused on four core areas:

•	Safeguard competitiveness in Germany and Eastern Europe.

•	Grow abroad with mobile communications.

•	Mobilize the Internet and the Web 2.0 trend.

•	Seek partnership for T-Systems.

Safeguarding competitiveness

Deutsche Telekom initiated a series of measures to safeguard its competitiveness, above all in Germany. The Company intends to achieve growth in the promising broadband market by launching broadband packages for fixed-network and mobile communications, as well as innovative services. The Group’s brand identity in the consumer market is being simplified, with a second brand being developed for the price-sensitive, young customer segment. Deutsche Telekom is also systematically tackling its cost structure and, at the same time, steadily pursuing its goal of becoming the service leader.

Deutsche Telekom will continue to invest in upgrading the network infrastructure for IPTV and bundled products in Germany. It plans to equip a total of 50 cities with VDSL and connect them to the platform by 2008. This year, Deutsche Telekom will also offer IPTV and triple play based on ADSL2+ in a total of 750 cities. A total of around 17 million households will therefore be able to use the innovative products and access attractive content in the form of TV channels and movies.

T-Mobile Deutschland will continue building on its leading position with new community services and an the further development of the web’n’walk mobile Internet service, for example. The HSDPA network soon to provide bandwidths of up to 7.2 Mbit/s, together with powerful terminal equipment and attractive data prices are the growth engines for mobile broadband. Personalizing communication in social networks is being actively promoted as the principal value driver. By introducing offers such as MyFaves – a hit in the United States – or the innovative chat service Super SMS, Deutsche Telekom will implement concrete service packages for its customers this year.

Brand architecture is to be radically simplified for a better customer focus at Deutsche Telekom. T-Home will offer services for the home and T-Mobile for on the move. T-Systems will remain the business customer brand. In addition, a second brand incorporating mobile communications and DSL offerings specifically aimed at particulary price-conscious customers will be launched this summer.

Given the tough competition, it is imperative that Deutsche Telekom substantially improve its cost structure. The goal of the Save for Service program is to reduce costs by EUR 2 billion in 2007 alone. By 2010, total savings of between EUR 4.2 billion and EUR 4.7 billion are to be realized. Costs are to be cut by migrating the network infrastructure to IP technology, for instance, and by consolidating all of the Group’s service units into a new unit. Telekom Service will help to improve quality standards in customer service significantly. Deutsche Telekom’s service units are aiming to maintain levels of rapid availability – within 20 seconds – of 80 percent in 2008, ensure that 90 percent of all service appointments are kept, and resolve 80 percent of matters raised by customers upon first contact.

Growing abroad with mobile communications

The focus in terms of customer growth continues to be on the United States, with more than 5 million customers additions in 2007 and 2008. The number of customers in Europe is also expected to increase. Various trends can be seen in the mobile communications markets from which the Group intends to benefit – particularly growth in voice traffic through fixed-mobile substitution, the increase in data traffic, and greater WLAN use. Rising sales of data devices – such as laptops with embedded data cards or BlackBerrys – and web’n’walk-enabled cell phones should promote a positive development in mobile data revenue.

Deutsche Telekom First quarter of 2007	20

In addition, Deutsche Telekom does not rule out acquisitions in the mobile communications sector as part of its growth strategy. This relates both to markets where Deutsche Telekom is already present and to the possibility of activities outside the Company’s current footprint. This growth through acquisitions will also be financed by selling off non-strategic business units.

Mobilizing the Internet and the Web 2.0 trend

The mega-trends in the industry are mobile Internet access, Web 2.0, where users play an active role in shaping Internet content, and personal and social networking between users. Deutsche Telekom plans to participate in these trends. With web’n’walk, Deutsche Telekom is already providing mobile, multiportal Internet access to its customers. Mobile blogging and other forms of personal and social networking will also be made available everywhere via mobile communications. In addition to its own developments, Deutsche Telekom is looking toward partnerships with other providers to integrate popular Internet services and toward investing and entrepreneurial involvement in relevant products and concepts. All in all, Deutsche Telekom plans to retain customers and attract new customers with calling plans designed to increase usage, Internet-based services, innovative terminal equipment, and access to popular content.

Partnership for T-Systems

While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The ICT (information and communication technology) growth area is developing as a result of business process outsourcing in particular and the intensifying convergence of IT and telecommunications. An international footprint and an appropriate scale are crucial for growth in this segment. Deutsche Telekom plans to further develop this business with international key accounts. The aim is to enter into a strategic partnership to gain the necessary resources for successful development and become a sizeable international player to leverage economies of scale.

Deutsche Telekom First quarter of 2007	21

Group.

Net revenue

In the first quarter of 2007, Deutsche Telekom continued the positive revenue growth of the previous year. Net revenue increased by EUR 0.6 billion to EUR 15.5 billion, an increase of 4.1 percent compared to the same period last year. This favorable development was partially driven by customer growth at T-Mobile USA and T-Mobile UK. There were also consolidation effects totaling EUR 0.7 billion, particularly from the first-time consolidation of gedas, tele.ring and PTC in the course of 2006. However, exchange rate effects totaling approximately EUR 0.3 billion, especially from the translation of U.S. dollars to euros, had a negative impact.

The major revenue driver was again the Mobile Communications business area, with revenue growth of 10.9 percent year-on-year. Besides customer growth in the United States and the United Kingdom, a decisive factor was the full consolidation of PTC as per November 1, 2006 and of tele.ring as per May 1, 2006.

In contrast, total revenue for the Broadband/Fixed Network business area declined, mainly due to line losses, which also led to declines in call revenues. Other factors contributing to the revenue decrease include a decline in interconnection services and the price erosion in the broadband market. This revenue shortfall was partly offset by volume growth in DSL resale and in unbundled local loop access.

The Business Customers business area also reported declining revenues. The determining factors were lower revenues in the Telecommunications Services area from multinational business customers and customers in the Business Services area due to continuing massive price pressure and fierce competition in the voice and data services market.

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	14,842	611	4.1	61,347
Mobile Communications[a]	8,400	7,575	825	10.9	32,040
Broadband/Fixed Network[a,b]	5,832	6,125	(293)	(4.8)	24,515
Business Customers[a,b]	2,906	3,063	(157)	(5.1)	12,869
Group Headquarters & Shared Services[a,b]	952	892	60	6.7	3,758
Intersegment revenue[c]	(2,637)	(2,813)	176	6.3	(11,835)

a	Total revenue (including revenue between strategic business areas).
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.
c	Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	Q1 2007 millions of €	Proportion of net revenue of the Group %	Q1 2006 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	100.0	14,842	100.0	611	4.1	61,347
Mobile Communications	8,246	53.4	7,405	49.9	841	11.4	31,308
Broadband/Fixed Network[a]	4,935	31.9	5,153	34.7	(218)	(4.2)	20,366
Business Customers[a]	2,183	14.1	2,203	14.8	(20)	(0.9)	9,301
Group Headquarters & Shared Services[a]	89	0.6	81	0.6	8	9.9	372

Deutsche Telekom First quarter of 2007	22

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

The Mobile Communications business area further increased its share of net revenue. At 53.4 percent, T-Mobile made the largest contribution to revenue within the Group in the reporting period. The percentage of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas was 31.9 percent and 14.1 percent respectively.

Net revenue generated outside Germany

The Group’s international revenue increased by EUR 1.0 billion year-on-year to EUR 7.7 billion. The proportion of revenue generated outside Germany also increased by 5 percentage points to 49.6 percent. The key factor behind this successful international growth was the positive revenue trend at T-Mobile USA and T-Mobile UK in particular, alongside the first-time full consolidation of PTC.

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	14,842	611	4.1	61,347
Domestic	7,793	8,208	(415)	(5.1)	32,460
International	7,660	6,634	1,026	15.5	28,887
Proportion generated internationally (%)	49.6	44.7			47.1
Europe (excluding Germany)	4,099	3,234	865	26.7	14,823
North America	3,475	3,332	143	4.3	13,700
Other	86	68	18	26.5	364

EBIT

EBIT decreased by EUR 0.5 billion year-on-year to around EUR 1.8 billion. While EBIT generated by the Mobile Communications business area increased, the Broadband/Fixed Network and Business Customers business areas and Group Headquarters & Shared Services reported a decrease.

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
EBIT[a] in the Group	1,795	2,318	(523)	(22.6)	5,287
Mobile Communications	1,066	1,055	11	1.0	4,504
Broadband/Fixed Network[b]	976	1,270	(294)	(23.1)	3,356
Business Customers[b]	44	112	(68)	(60.7)	(835)
Group Headquarters & Shared Services[b]	(250)	(118)	(132)	n.a.	(2,138)
Reconciliation	(41)	(1)	(40)	n.a.	400

a	EBIT is profit/loss from operations as shown in the income statement.
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Profit before income taxes

The Group’s profit before income taxes amounted to around EUR 1.0 billion in the first quarter of 2007, down by EUR 0.7 billion year-on-year. In addition to the fact that the increase in cost of sales exceeded revenue growth, this trend is also largely attributable to higher commission and marketing expenses, and expenses related to the sale of call center locations. Another factor was the increase in net financial expense, which in the previous year included gains of approximately EUR 0.2 billion on the disposal of Celcom.

Deutsche Telekom First quarter of 2007	23

Net profit

At EUR 0.5 billion, net profit for the first quarter of 2007 decreased by EUR 0.6 billion year-on-year, mainly due to the aforementioned effects. Special factors amounting to around EUR 0.1 billion had a negative effect on net profit, whereas positive special factors at a similar level were recorded in the previous year.

EBITDA

First-quarter EBITDA reached EUR 4.5 billion, down 7.1 percent year-on-year. EBITDA growth in the Mobile Communications business area did not completely offset the decreases in the Broadband/Fixed Network and Business Customers business areas and at Group Headquarters & Shared Services.

Adjusted EBITDA

Special factors of EUR 139 million had a negative effect on EBITDA in the first quarter of 2007. These were mainly one-time expenses connected with the sale of the call center locations at Group Headquarters & Shared Services, and voluntary redundancy and severance payments. The same quarter last year saw a negative effect from special factors of EUR 82 million. These consisted mainly of the change in recognition of customer acquisition costs, and from voluntary redundancy and severance payments and restructuring costs.

EBITDA for the first quarter of 2007, adjusted for the aforementioned special factors, was EUR 4.7 billion, down EUR 0.3 billion year-on-year. The decrease was caused mainly by lower revenues in the Broadband/Fixed network business area, particularly in the Fixed Network area, and higher customer acquisition costs especially in the broadband area. This combined impact on adjusted EBITDA was partially offset by cost-cutting measures. In the Business Customers business area, continued competition and price pressures, along with smaller margins, had a negative effect on EBITDA.

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Adjusted EBITDA[a]	4,682	4,970	(288)	(5.8)	19,434
Mobile Communications	2,539	2,280	259	11.4	9,902
Broadband/Fixed Network[b]	1,870	2,278	(408)	(17.9)	8,748
Business Customers[b]	261	357	(96)	(26.9)	1,291
Group Headquarters & Shared Services[b]	67	67	0	—	(461)
Reconciliation	(55)	(12)	(43)	n.a.	(46)

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 71 et seq.
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First quarter of 2007	24

Free cash flow

At EUR 0.5 billion, free cash flow in the first quarter of 2007 decreased by EUR 0.5 billion year-on-year. The decline is principally due to cash outflows for personnel-related measures such as voluntary redundancy and severance payments and early retirement arrangements. The decline in profit from operations, on the other hand, was partly offset by higher inflows from tax receipts resulting from the reimbursement of tax prepaid in 2006. Lower cash outflows for investments in property, plant and equipment and intangible assets as well as higher proceeds from disposal of assets had a positive effect.

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Cash generated from operations[a]	2,543	3,306	(763)	(23.1)	16,981
Interest paid	(478)	(509)	31	6.1	(2,759)
Net cash from operating activities[a]	2,065	2,797	(732)	(26.2)	14,222
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,023)	(2,044)	21	1.0	(11,806)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	42	753	(711)	(94.4)	2,416
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	357	291	66	22.7	567
Adjustment[b]	121	—	121	n.a.	—
Free cash flow before dividend payments[c]	520	1,044	(524)	(50.2)	2,983

a	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
b	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
c	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted. For calculation and more detailed definition of free cash flow, please refer to “Reconciliation of pro forma figures,” page 74.

Net debt

Compared with the end of 2006, net debt decreased from EUR 39.6 billion to EUR 39.1 billion. The chief contributor to this change was a positive cash flow.

	Mar. 31, 2007 millions of €	Dec. 31, 2006 millions of €	Change millions of €	Change %	Mar. 31, 2006 millions of €
Bonds	36,176	36,288	(112)	(0.3)	39,696
Liabilities to banks	3,009	2,348	661	28.2	2,447
Liabilities to non-banks from promissory notes	680	680	0	—	641
Liabilities from derivatives	571	562	9	1.6	549
Lease liabilities	2,236	2,293	(57)	(2.5)	2,374
Liabilities arising from ABS transactions	1,216	1,139	77	6.8	1,331
Other financial liabilities	425	377	48	12.7	185
Gross debt	44,313	43,687	626	1.4	47,223
Cash and cash equivalents	3,983	2,765	1,218	44.1	8,343
Available-for-sale/held-for-trading financial assets	94	122	(28)	(23.0)	123
Derivatives	350	359	(9)	(2.5)	395
Other financial assets	796	886	(90)	(10.2)	573
Net debt[a]	39,090	39,555	(465)	(1.2)	37,789

Deutsche Telekom First quarter of 2007	25

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 75.

Deutsche Telekom First quarter of 2007	26

Strategic business areas.

Mobile Communications.

Mobile Communications: Customer development and selected KPIs

	Mar. 31, 2007 millions	Dec. 31, 2006 millions	Change Mar. 31, 2007/ Dec. 31, 2006%	Mar. 31, 2006 millions	Change Mar. 31, 2007/ Mar. 31, 2006%
Mobile customers (total)[a]	109.2	106.4	2.6	99.2	10.1
T-Mobile Deutschland[b]	33.0	31.4	5.1	30.2	9.3
T-Mobile USA	26.0	25.0	4.0	22.7	14.5
T-Mobile UKc	16.7	16.9	(1.2)	16.4	1.8
PTC (Poland)	12.4	12.2	1.6	10.5	18.1
T-Mobile Netherlands	2.6	2.6	0.0	2.3	13.0
T-Mobile Austria[a]	3.1	3.2	0.0	3.1	3.2
T-Mobile CZ (Czech Republic)	5.1	5.0	2.0	4.6	10.9
T-Mobile Hungary	4.5	4.4	2.3	4.2	7.1
T-Mobile Croatia	2.2	2.2	0.0	2.0	10.0
T-Mobile Slovensko (Slovakia)	2.2	2.2	0.0	2.0	10.0
Other[d]	1.3	1.3	0.0	1.1	18.2

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring customers were also included in the historic customer base.
b	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first quarter of 2007, far fewer customers were deactivated. Most of the reported first-quarter increase in customers was due to this change. Approximately 400,000 prepaid customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures. Historical figures were not adjusted.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

The number of T-Mobile customers again rose significantly in the first quarter of 2007, this time by 2.8 million. This is primarily due to a change in the legal situation in Germany where prepaid customers can now use their credit for a longer period of time and are thus recorded as customers for a longer time. T-Mobile USA gained almost 1 million customers. The T-Mobile group increased its number of contract customers by 1.5 million.

Overall, T-Mobile generated more than 10 percent customer growth year-on-year. Double-digit percentage growth was again recorded in many markets compared with the same period last year.

ARPU5 went in the opposite direction in the first quarter of 2007. Compared with the prior-year period, all companies recorded either declining or stable ARPU trends. This is primarily due to increasing price pressure caused by competitive conditions and regulatory rulings. T-Mobile Deutschland’s decline in ARPU was the strongest with ARPU declining from EUR 20 to EUR 18 year-on-year.

ARPU rose in the United States on a dollar basis. By contrast, it dropped from EUR 41 to EUR 39 on a euro basis due to the weak dollar.

Deutsche Telekom First quarter of 2007	27

5	ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

Mobile Communications: Development of operations

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue[a]	8,400	7,575	825	10.9	32,040
of which: T-Mobile Deutschland	1,951	2,004	(53)	(2.6)	8,215
of which: T-Mobile USA	3,468	3,354	114	3.4	13,628
of which: T-Mobile UK	1,165	1,032	133	12.9	4,494
of which: PTC[b]	446	n.a.	n.a.	n.a.	305
of which: T-Mobile Netherlands	288	271	17	6.3	1,138
of which: T-Mobile Austria[c]	310	217	93	42.9	1,149
of which: T-Mobile CZ	265	240	25	10.4	1,043
of which: T-Mobile Hungary	265	257	8	3.1	1,050
of which: T-Mobile Croatia	123	116	7	6.0	556
of which: T-Mobile Slovensko	118	100	18	18.0	429
of which: Other[d]	49	42	7	16.7	198
EBIT (profit from operations)	1,066	1,055	11	1.0	4,504
EBIT margin (%)	12.7	13.9			14.1
Depreciation, amortization and impairment losses	(1,455)	(1,225)	(230)	(18.8)	(5,358)
EBITDA[e]	2,521	2,280	241	10.6	9,862
Special factors affecting EBITDA[e]	(18)	0	(18)	n.a.	(40)
Adjusted EBITDA[e]	2,539	2,280	259	11.4	9,902
Adjusted EBITDA margin[e] (%)	30.2	30.1			30.9
Cash capex[f]	(915)	(1,092)	177	16.2	(7,247)
Number of employees[g]	60,614	51,511	9,103	17.7	54,124

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.
d	Other includes revenues generated by T-Mobile Macedonia and T-Mobile Montenegro.
e	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 71 et seq.
f	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
g	Average number of employees.

Deutsche Telekom First quarter of 2007	28

Mobile Communications: Total revenue

In the first three months of 2007, T-Mobile increased its revenue to EUR 8.4 billion. This represents growth of EUR 825 million year-on-year. The Polish company PTC, now fully consolidated, contributed EUR 446 million, T-Mobile USA EUR 114 million and T-Mobile UK EUR 133 million to this increase. While the weak dollar narrowed the sound operating growth on a euro basis in the United States, T-Mobile UK’s revenue growth was boosted by significant sales successes and the appreciation of sterling against the euro. The acquisition of tele.ring was one of the drivers of T-Mobile Austria’s strong revenue growth. T-Mobile achieved organic growth in the double-digit percentage range in the Czech Republic and Slovakia. Due to the pronounced price competition in the German market, T-Mobile Deutschland recorded a 2.6 percent decline in revenue.

Mobile Communications: EBITDA, adjusted EBITDA

Adjusted EBITDA in the Mobile Communications strategic business area rose by 11.4 percent year-on-year, in line with the strong revenue growth. The full consolidation of the Polish company PTC again made a considerable contribution here with EUR 147 million. While T-Mobile UK and T-Mobile Netherlands achieved a significant increase in organic EBITDA, T-Mobile Austria recorded significant growth in adjusted EBITDA through the consolidation of tele.ring. By contrast, the percentage decline in T-Mobile Deutschland’s EBITDA was greater than the decrease in revenues.

T-Mobile USA was the clear EBITDA driver in the Mobile Communications segment, with adjusted EBITDA of EUR 935 million. The adjusted EBITDA margin for the entire Mobile Communications business area remained stable at approximately 30 percent.

Mobile Communications: EBIT

EBIT (profit from operations) increased by EUR 11 million in the first quarter of 2007. Increased EBITDA was offset by higher depreciation, amortization, and impairment losses resulting from the consolidation of PTC and tele.ring.

Mobile Communications: Personnel

In the first three months of 2007, the average number of employees in the Mobile Communications strategic business area increased by 9,103 year-on-year to 60,614. The first-time inclusion of PTC and tele.ring was the major factor driving this growth. Additionally, there was a slight increase in staff at T-Mobile USA and T-Mobile Deutschland.

Deutsche Telekom First quarter of 2007	29

Broadband/Fixed Network.

Broadband/ Fixed Network: Customer development and selected KPIs

	Mar. 31, 2007 millions	Dec. 31, 2006 millions	Change Mar. 31, 2007/ Dec. 31, 2006%	Mar. 31, 2006 millions	Change Mar. 31, 2007/ Mar. 31, 2006%
Broadband
Lines (total)[a,b]	12.7	11.7	8.5	9.4	35.1
of which: retail	9.1	8.3	9.6	7.1	28.2
Domestic[c]	11.1	10.3	7.8	8.6	29.1
of which: retail	7.6	7.1	7.0	6.4	18.8
International[b,d]	1.7	1.4	21.4	0.8	112.5
of which: Magyar Telekom[e]	0.7	0.6	16.7	0.4	75.0
of which: Slovak Telekom	0.2	0.2	0.0	0.1	n.a.
of which: T-Hrvatski Telekom	0.3	0.2	50.0	0.1	n.a.

Broadband rates (total)[f]	9.1	8.0	13.8	6.1	49.2
of which: domestic	7.0	6.3	11.1	4.9	42.9

Narrowband
Lines (total)[a]	38.3	39.0	(1.8)	40.6	(5.7)
Domestic[g]	32.6	33.2	(1.8)	34.7	(6.1)
Standard analog lines	23.7	24.2	(2.1)	25.2	(6.0)
ISDN lines	8.9	9.0	(1.1)	9.6	(7.3)
International (Eastern Europe only)[e]	5.7	5.8	(1.7)	5.9	(3.4)
Narrowband rates (total)[f]	3.2	3.2	0.0	4.1	(22.0)
Internet customers with a billing relationship (total)[f,h,i]	17.5	16.6	5.4	15.5	12.9

Wholesale/resale
DSL resale[j]	3.6	3.4	5.9	2.3	56.5
of which: domestic	3.4	3.2	6.3	2.2	54.5
Unbundled local loop lines[k]	5.1	4.7	8.5	3.7	37.8

Table includes broadband and narrowband lines (Germany, Eastern and Western Europe). The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

a	Lines in operation.
b	Total of retail and resale.
c	Broadband lines excluding lines for internal use.
d	Includes customers with broadband lines on proprietary network.
e	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and CrnogorskiTelekom (formerly Telekom Montenegro).
f	Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com and Club Internet.
g	Telephone lines excluding internal use and public telecommunications, including wholesale services.
h	Total calculated on the basis of customers (broadband and narrowband rates) in Germany, in Western and Eastern Europe with a billing relationship and PAYG (pay as you go).
i	Iskon Internet d.d. is consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006. Prior-year figures have not been adjusted.
j	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
k	Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Deutsche Telekom First quarter of 2007	30

The dynamic growth of the broadband market continues unabated both in Germany and abroad. Compared with the end of the first quarter in 2006, the total number of broadband lines, including resale, increased by 3.3 million to a total of 12.7 million. The Broadband/Fixed Network strategic business area recorded an increase in retail broadband lines in Germany of almost 572,000 to 7.6 million. Contributing factors here included highly dynamic continuing growth in the broadband segment and successful activities to promote the complete packages. Growth in the German DSL resale business slowed compared to the fourth quarter of 2006. The number of DSL resale lines rose by 213,000 to 3.4 million. Demand for wholesale Broadband/Fixed Network products is currently shifting. The number of unbundled local loop lines rose by 484,000 to 5.1 million, the sharpest increase ever, and dampened DSL resale growth.

In September 2006, T-Com began to offer customers its first ever integrated packages for voice and Internet communications. In October 2006, T-Com added IPTV to its portfolio, positioning itself as a full-service provider of telephony, Internet, and entertainment with its T-Home product. By the end of March 2007, the number of customers opting for the new complete packages had risen to 5.7 million, an increase of around 2.5 million since year-end 2006. More than 70 percent of customers have switched to Call & Surf, a complete package of voice and Internet communications. The sale of higher-value products and innovative service packages attracted new customer groups, increasing the number of DSL rate customers in Germany by 666,000 in the first quarter of 2007 to 7.0 million. Around 2.1 million new DSL rate customers have been added compared with the first quarter of 2006.

Outside Germany, the broadband customer base including resale grew by 845,000 to 1.7 million year-on-year. The corresponds to a doubling of the customer base within 12 months. In Eastern Europe, the number of broadband lines including resale increased by 112,000 to 1.1 million in the first quarter of 2007. Furthermore, new services such as Voice over IP (VoIP) and the continued preparation of proprietary infrastructure for triple-play packages helped to sustain the buoyant growth Western Europe experienced in the second half of 2006. The number of DSL lines in Western Europe in Deutsche Telekom’s own networks rose by 116,000 in the first quarter of 2007 to 561,000. In total, just under 1.5 million retail and 0.2 million resale broadband lines were in operation outside Germany at the end of March 2007.

Broadband/Fixed Network recorded a drop in the number of narrowband lines, as expected. In Germany, this decrease is largely due to customer churn in favor of fixed-network competitors and cable network operators as well as, to some extent, to increasing fixed-mobile substitution. Most line losses are due to customers switching to competitors when ordering their first broadband line. In Germany, the total number of fixed-network lines decreased by 588,000 in the first quarter of 2007 to 32.6 million, with a disproportionately strong year-on-year decline of approximately 7.3 percent in the number of ISDN lines in Germany to 8.9 million. This is attributable in part to DSL customers switching from T-ISDN to an analog T-Net line.

The development of call minutes saw contrasting trends in the first quarter of 2007. As in previous quarters, T-Com again improved customer retention for all call types in its own network by successfully marketing calling plans6. T-Com therefore managed to defend itself against competitors’ call-by-call and preselection offers, with overall minutes loyalty7 in the past 12 months rising by 5.9 percentage points to 70.4 percent. However, narrowband line losses and continuing mobile and VoIP substitution meant that the absolute number of billed call minutes in T-Com’s network declined sharply.

6	Calling plans including PSTN rate options from the new complete packages and VoIP flat rates.
7	T-Com’s average market share based on the overall traffic generated in the T-Com PSTN network.

Deutsche Telekom First quarter of 2007	31

Broadband/Fixed Network: Development of operations

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue	5,832	6,125	(293)	(4.8)	24,515
Domestic	5,146	5,464	(318)	(5.8)	21,835
of which: network communications	2,631	2,885	(254)	(8.8)	11,240
of which: wholesale services	1,156	1,028	128	12.5	4,302
of which: IP/Internet	632	740	(108)	(14.6)	3,000
of which: data communications	289	318	(29)	(9.1)	1,258
of which: value-added services	229	233	(4)	(1.7)	945
of which: terminal equipment	76	74	2	2.7	333
International	698	661	37	5.6	2,680
EBIT (profit from operations)	976	1,270	(294)	(23.1)	3,356
EBIT margin (%)	16.7	20.7			13.7

Depreciation, amortization and impairment losses	(908)	(962)	54	5.6	(3,839)
EBITDA[a]	1,884	2,232	(348)	(15.6)	7,195
Special factors affecting EBITDA[a]	14	(46)	60	n.a.	(1,553)
Adjusted EBITDA[a]	1,870	2,278	(408)	(17.9)	8,748
Domestic	1,658	2,052	(394)	(19.2)	7,903
International	214	226	(12)	(5.3)	845
Adjusted EBITDA margin[a] (%)	32.1	37.2			35.7
Domestic (%)	32.2	37.6			36.2
International (%)	30.7	34.2			31.5
Cash capex[b]	(722)	(718)	(4)	(0.6)	(3,250)

Number of employees[c]	100,590	108,392	(7,802)	(7.2)	107,006
Domestic	81,409	87,327	(5,918)	(6.8)	86,315
International	19,181	21,065	(1,884)	(8.9)	20,691

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit but is managed as a product house. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 71 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees (not including trainees and student interns).

Deutsche Telekom First quarter of 2007	32

Broadband/Fixed Network: Total revenue

Total revenue in the first three months of 2007 amounted to EUR 5.8 billion. The decline in revenue slowed slightly, dropping by EUR 0.3 billion or 4.8 percent year-on-year. This trend was mainly driven by line losses and a decrease in call revenues in the first quarter of 2007.

In Germany, revenue decreased by 5.8 percent or EUR 0.3 billion to EUR 5.1 billion in the first three months of 2007.

This was predominantly due to lower call revenues and line losses in the narrowband area. Other factors included a decline in interconnection services, price erosion in the broadband market and weaker use of wholesale services by Business Customers. Despite heavy price reductions, the revenue shortfall was partly offset by volume growth in DSL resale and unbundled local loop lines.

Outside Germany, revenue rose by EUR 37 million or 5.6 percent to approximately EUR 0.7 billion. Dynamic broadband growth in the Eastern European subsidiaries partly offset the decline in the traditional fixed-line business. Coupled with positive exchange rate effects, revenue rose by 1.2 percent to EUR 0.6 billion. The subsidiaries in Spain and France reported strong growth in broadband lines, boosting revenue by around 40 percent to over EUR 0.1 billion.

Broadband/Fixed Network: Total revenue, domestic

Network communications revenues fell in the face of strong competition by EUR 0.3 billion or 8.8 percent to EUR 2.6 billion. Narrowband access revenues remained almost stable at prior-year level, due above all to the intensified marketing of calling plans as a component of access line products, which T-Com introduced to enhance customer retention. Conversely, call revenues declined sharply. This is also due to a decline in call minutes as a result of continued line losses. The situation is clearly impacted by the provision of lines by other telecommunications operators and substitution by cable operators and mobile communications. The higher penetration of calling plans also resulted in a decline in average call minute prices.

Wholesale services revenue rose EUR 0.1 billion year-on-year to EUR 1.2 billion, which equates to a growth of 12.5 percent. This growth trend is attributable to a clear volume-induced increase in revenue from DSL resale and unbundled local loop lines. The considerable number of orders for co-location space placed by carriers in the fourth quarter of 2006 and provided in the first quarter of 2007, also had a positive impact on revenue. DSL resale growth weakened due to stronger marketing of DSL lines by T-Com itself and due to demand for unbundled local loop lines. Revenue was impacted by volume effects in the field of interconnection due to regulation-induced price cuts, such as the cut in interconnection charges by an average of 10 percent from June 1, 2006. Price cuts for DSL resale in 2006 also had a negative effect.

Revenue from IP/Internet services decreased in the first quarter of 2007 by 14.6 percent year-on-year to EUR 0.6 billion. Volume growth in terms of DSL lines was unable to fully offset the price erosion. A rising number of customers switched to complete packages with a flat-rate component.

Revenue from data communications declined 9.1 percent to EUR 0.3 billion year-on-year as a result of price cuts for products and services provided for other business areas.

Value-added services revenue decreased by 1.7 percent to EUR 0.2 billion year-on-year as a result of volume declines in directory inquiry services and T-Vote Call.

At EUR 0.1 billion, terminal equipment revenue remained stable at the same level as in the previous year. The intensified marketing of the new complete packages had a positive impact, resulting in increased sales of WLAN routers, also in connection with a PSTN device bundle. The continued decline in the rental business, on the other hand, affected revenue negatively.

Deutsche Telekom First quarter of 2007	33

Broadband/ Fixed Network: Total revenue, international

Revenue generated in Eastern Europe amounted to EUR 0.6 billion in the first quarter of 2007, slightly above the prior-year level. This generally positive trend was due especially to exchange rate effects and broadband growth. The traditional fixed-network business continues to be dominated by intense competition in all countries, especially from mobile communications. It is compounded by competition in the consumer business as a result of call-by-call, preselection, and cable providers.

Revenue in the Western European subsidiaries in Spain and France increased in the first three months of 2007 by 39.5 percent to EUR 0.1 billion.

Broadband/ Fixed Network: Net revenue

In the first quarter of 2007, net revenue decreased by EUR 0.2 billion or 4.2 percent to EUR 4.9 billion year-on-year, i.e., the decrease in net revenue was less than the decline in total revenue.

Broadband/ Fixed Network: EBITDA, adjusted EBITDA

Adjusted EBITDA decreased by EUR 0.4 billion to EUR 1.9 billion in the reporting period. The main factor here was a revenue decline in Germany. The expansion of the broadband customer base also impacted adjusted EBITDA as it led to an overall increase in customer acquisition costs in Germany and involved higher expenditure to enhance quality levels and customer service. This trend was partly offset by enhanced efficiency, lower rental and lease costs, lower personnel costs through staff reductions, lower costs for billing services, and reduced purchase prices for IT services.

In Germany, the Broadband/Fixed Network strategic business area recorded adjusted EBITDA of EUR 1.7 billion and an adjusted EBITDA margin of 32.2 percent. Compared with the prior-year period, adjusted EBITDA declined by EUR 0.4 billion, while the adjusted EBITDA margin decreased by 5.4 percentage points. This was due mainly to a decline in revenues in the traditional fixed-network business. The strong demand for the new complete packages also caused a rise in selling commissions and customer acquisition costs. In addition, the cost of implementing the quality campaign had a negative impact. Other factors included higher expenditure for the use of external call centers and merchandise in connection with the acquisition of broadband customers. Positive effects came, for instance, from measures aimed at cutting rental costs, such as the termination of leases for office space and a more efficient use of existing space. A reduction in revenue-related costs such as telecommunications services and the improvement of IT systems also had a positive impact.

Outside Germany, adjusted EBITDA declined by 5.3 percent to EUR 0.2 billion in the first quarter of 2007. While adjusted EBITDA in Eastern Europe increased slightly, the decrease in Western Europe continued due to marketing and sales measures and the cost of customer acquisition.

Broadband/ Fixed Network: EBIT

EBIT (profit from operations) in the first quarter of 2007 decreased by 23.1 percent year-on-year to EUR 1.0 billion. This was mainly due to the same factors that impacted EBITDA. A slight decrease in depreciation, amortization and impairment losses had an offsetting effect.

Broadband/ Fixed Network: Personnel

The average number of employees in Broadband/Fixed Network in the first three months of 2007 dropped 7.2 percent to 100,590 year-on-year. The reallocation of individual business units at Magyar Telekom caused around 2,200 employees to be migrated from Broadband/Fixed Network to Business Customers and Group Headquarters & Shared Services as per January 1, 2007. The figures for the previous year were adjusted accordingly. In Germany, the workforce was reduced by 5,918 year-on-year to 81,409. Outside Germany, the average number of employees fell by 1,884. The Eastern European workforce decreased by 1,849 as a consequence of the successful improvement of performance processes and service outsourcing, while the number of employees in Western Europe remained almost constant compared to the same quarter in the previous year.

Deutsche Telekom First quarter of 2007	34

Business Customers.

Business Customers: Selected KPIs

	Mar. 31, 2007	Dec. 31, 2006	Change Mar. 31, 2007/ Dec. 31, 2006%		Mar. 31, 2006	Change Mar. 31, 2007/ Mar. 31, 2006%
Enterprise Services[a]

Computing & Desktop Services
Number of servers managed and serviced (units)	35,767	33,037	8.3		38,419	(6.9)
Number of workstations managed and serviced (millions)	1.34	1.36	(1.5)		1.36	(1.5)

Systems Integration[b]
Hours billed[c] (millions)	3.0	10.9	n.a.		2.9	6.9
Utilization rate[d] (%)	79.5	80.4	(0.9	)p	79.8	(0.3	)p

Business Services[a]
Voice revenue[c] (millions of €)	384	1,666	n.a.		430	(10.7)
Data revenue (legacy/IP)[c] (millions of €)	531	2,475	n.a.		564	(5.9)
IT revenue[c] (millions of €)	109	622	n.a.		135	(19.3)

a	The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.
b	Domestic: excluding changes in the composition of the Group.
c	Cumulative figures at the balance sheet date.
d	Ratio of average number of hours billed to maximum possible hours billed per period.

Activities in the Business Customers strategic business area have been marked by increasing competition. This is reflected in the figures of both business units.

Order volumes developed very encouragingly, with a 42.1 percent increase in business generated with internal and external customers during the first three months of 2007. T-Systems was particularly successful in gaining new high-volume orders outside Germany. One of these is a major order from the British energy group Centrica.

The sustained positive development of IP activities within Business Services has not yet been able to offset the decline in data communication services.

In the Computing & Desktop Services area of the Enterprise Services business unit, the continued competition can be seen in particular in the decline in the number of workstations managed and serviced and the lower number of servers managed and serviced compared with the first quarter of 2006.

Deutsche Telekom First quarter of 2007	35

Business Customers: Development of operations

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue	2,906	3,063	(157)	(5.1)	12,869
Enterprise Services	1,941	1,996	(55)	(2.8)	8,533
Business Services	965	1,067	(102)	(9.6)	4,336
EBIT[a] (profit (loss) from operations)	44	112	(68)	(60.7)	(835)
Special factors affecting EBIT[a]	0	(28)	28	n.a.	(1,180)
Adjusted[a] EBIT	44	140	(96)	(68.6)	345
Adjusted[a] EBIT margin (%)	1.5	4.6			2.7
Depreciation, amortization and impairment losses	(217)	(217)	0	—	(946)
EBITDA[b]	261	329	(68)	(20.7)	111
Special factors affecting EBITDA[b]	0	(28)	28	n.a.	(1,180)
Adjusted EBITDA[b]	261	357	(96)	(26.9)	1,291
Adjusted EBITDA margin[b] (%)	9.0	11.7			10.0
Cash capex[c]	(273)	(155)	(118)	(76,1)	(795)
Number of employees[d]	56,776	52,529	4,247	8.1	56,595

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 73.
b	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 71 et seq.
c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. These include cash outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
d	Average number of employees.

Business Customers: Total revenue

In the first three months of 2007, the Business Customers strategic business area generated total revenue of EUR 2.9 billion, a year-on-year decrease of 5.1 percent. The primary reasons for this are lower revenue from telecommunications services for both multinational business customers and customers in the Business Services unit. Lower revenues from PC workstation-related services within the Deutsche Telekom Group also resulted in revenue shortfalls at Computing & Desktop Services.

By contrast, the international business continued to perform very positively. Overall, T-Systems generated 19.0 percent year-on-year revenue growth outside Germany in the first quarter of 2007. This is attributable to the international contracts awarded in 2006 and also to the consolidation of gedas AG. The development of international revenue is evidence of the success of the business area’s consistent international focus. T-Systems’ revenue in Germany declined by 9.7 percent.

Deutsche Telekom First quarter of 2007	36

Business Customers: Net revenue

T-Systems generated revenue of EUR 2.2 billion in the first three months of 2007 from its business with customers outside the Deutsche Telekom Group, a decrease of 0.9 percent compared with the prior-year period.

In spite of the continued price pressure in the Enterprise Services business unit, the 7.5 percent increase in net revenue is primarily a reflection of the positive development in the Computing & Desktop and Systems Integration areas. The higher net revenue can be attributed in particular to the contracts awarded in 2006.

The upturn in net revenue in these areas was, however, unable to counter the negative trend in telecommunications services for both multinational business customers and customers in the Business Services unit. The positive trends in the IP segment failed to make up for the massive drop in prices for voice and data communications.

Business Customers: EBITDA, adjusted EBITDA

In the first quarter of 2007, the Business Customers area generated EBITDA of EUR 0.3 billion. This corresponds to a 20.7 percent decrease on the previous year which is attributable above all to continued strong price and competitive pressure. Lower margins and persistently high cost pressure among customers were the main contributing factors to the decrease in EBITDA. Adjusted EBITDA also amounts to EUR 0.3 billion, a decline of 26.9 percent year-on-year.

Business Customers: EBIT, adjusted EBIT

At EUR 44 million in the first quarter of 2007, EBIT (profit from operations) was down 60.7 percent compared with the same quarter of the previous year. This development is primarily a result of the decline in revenue. Adjusted EBIT also amounts to EUR 44 million, a decrease of 68.6 percent year-on-year.

Business Customers: Personnel

The average headcount within the Business Customers strategic business area increased by 8.1 percent compared with the same period in 2006. The integration of gedas was the main factor driving this growth.

Deutsche Telekom First quarter of 2007	37

Group Headquarters & Shared Services.

In the first three months of 2007, Group Headquarters & Shared Services continued its strategy of divesting non-strategic assets. The sale of further real estate properties generated payments of around EUR 0.3 billion as of the reporting date.

In the first three months of the financial year, Vivento pressed ahead with preparing its business models for the market. On this basis, Vivento entered into further agreements with external companies in the first quarter of 2007 on the sale of individual call center locations of Vivento Customer Services GmbH. The Suhl and Cottbus locations with a current headcount of around 400 transferred their operations to the walter services group with effect from April 1, 2007. Similarly, the Erfurt, Neubrandenburg, Potsdam, Rostock, and Stuttgart sites, which currently employ approximately 1,100 people, went to the arvato group as of May 1, 2007, also by means of a transfer of operations.

In parallel to the sale of its business models, Vivento continues to focus on staff placement services and expanding its internal employment projects. At the end of the reporting period, approximately 700 of the around 13,500-strong workforce were Vivento’s own employees/members of management, another 7,300 worked in Vivento’s business lines, and around 5,500 were transferees. At the reporting date, some 3,600 of these transferees were engaged on a contract or temporary basis. Around 800 staff left Vivento in the first quarter of 2007. This means that since its formation, some 24,200 employees have found new jobs outside Vivento. Vivento took on around 800 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 37,700. The employment rate remained high in the first quarter of 2007. At March 31, 2007, around 85 percent of the approximately 12,800 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Total revenue	952	892	60	6.7	3,758
EBIT (profit (loss) from operations)	(250)	(118)	(132)	n.a.	(2,138)
EBIT margin (%)	(26.3)	(13.2)			(56.9)
Depreciation, amortization and impairment losses	(182)	(178)	(4)	(2.2)	(947)
EBITDA[a]	(68)	60	(128)	n.a.	(1,191)
Special factors affecting EBITDA[a]	(135)	(7)	(128)	n.a.	(730)
Adjusted EBITDA[a]	67	67	0	—	(461)
Adjusted EBITDA margin[a] (%)	7.0	7.5			(12.3)
Cash capex[b]	(117)	(115)	(2)	(1.7)	(508)
Number of employees[c]	29,308	30,992	(1,684)	(5.4)	30,755
of which: at Vivento[d]	13,500	14,500	(1,000)	(6.9)	13,500

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 71 et seq.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Deutsche Telekom First quarter of 2007	38

Group Headquarters & Shared Services: Total revenue

Total revenue of Group Headquarters & Shared Services increased by 6.7 percent year-on-year in the first three months of 2007. This was mainly attributable to revenue growth at Vivento as a result of the expansion of Vivento Customer Services GmbH and Vivento Technical Services GmbH. Revenue from DeTeFleetServices GmbH’s fleet business also rose on the back of higher proceeds from vehicle sales as part of a regular replacement process and due to a higher average number of vehicles in the fleet. Real Estate Services boosted its revenue as well, principally due to increased revenues at Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH, as well as to a higher volume of facility management services billed to the strategic business areas. By contrast, reductions in rental charges for technical facilities and general optimization of leased floor space by the strategic business areas had a negative effect on revenue.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Adjusted EBITDA in the first quarter of 2007 remained at the prior-year level. EBITDA benefited in particular from higher revenue at Vivento resulting from the increase in productivity and from lower staff-related costs due to the reduced headcount at Vivento. Another positive effect was achieved through the non-recurrence of the expenses incurred in the prior-year period for the transfer of Telekom Direkt from Vivento to the Broadband/Fixed Network strategic business area.

The higher proceeds from real estate sales year-on-year and lower personnel costs due to the headcount reduction in the real estate area also helped to increase adjusted EBITDA. This adjusted EBITDA growth was offset by the non-recurrence of income from the reversal of a provision in the first quarter of 2006 in connection with the housing assistance program (Wohnungsfürsorge), after the arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved. Group Headquarters & Shared Services did not record any comparable effects in the first quarter of 2007. The decline in revenues from the rental business posted by the real estate group, for which higher revenue in the low-margin facility management business failed to compensate, was one of the factors negatively affecting adjusted EBITDA in the reporting period.

EBITDA declined substantially year-on-year due to a EUR 128 million rise in special factors affecting EBITDA. These mainly include the expenses for the sale of further call center locations of Vivento Customer Services GmbH to the walter services group and to the arvato group.

Group Headquarters & Shared Services: EBIT

Loss from operations (EBIT) increased by EUR 132 million year-on-year in the first three months of 2007. This is largely attributable to the substantial drop in EBITDA.

Group Headquarters & Shared Services: Personnel

The average number of employees at the end of the reporting period was 29,308, a reduction of 1,684 compared with the first quarter of 2006. This reflects in particular the ongoing headcount reduction at Vivento.

Deutsche Telekom First quarter of 2007	39

Risks and opportunities.

This section provides an overview of the main changes in the risks and opportunities since the publication of Deutsche Telekom AG’s 2006 Annual Report.

Telekom Service

•

Deutsche Telekom is planning to increase the efficiency of its service areas in the domestic sections of the Group and to orient their activities more strongly to customer needs. By July 1, the call center units, the technical customer service, and operating units of the Group’s technical infrastructure are to be integrated into three entities within the Group. This affects approximately 50,000 employees in total. The goal is to safeguard jobs in the Group by establishing competitive pay and benefit structures and to create entities which can focus on the concrete business area and thus develop the systematic orientation toward service quality and efficiency. Constructive support by the unions and the works councils is an essential contributor to the successful implementation of these goals. The collective bargaining negotiations with the service industry union ver.di have become a critical issue. As the negotiation positions are so far apart, a strike or other form of labor action by Deutsche Telekom employees cannot be ruled out at present. Any strike, threats of strikes or other forms of labor action in connection with these collective bargaining negotiations could adversely affect the company’s operations, service quality and image, and may impair our ability to implement further measures to improve service quality and efficiencies. Furthermore there is a risk that the level of proposed savings will not be achieved.

For additional explanations, please refer to the other risks and opportunities identified in the management report as of December 31, 2006 and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Deutsche Telekom First quarter of 2007	40

Outlook.

Significant events after the balance sheet date (March 31, 2007).

(Placeholder: adjustments at short notice on the basis of the outcome of negotiations, if applicable)

Group

•	Deutsche Telekom in talks with the unions about Telekom Service.

•

Deutsche Telekom has clear objectives in bundling its service functions in three new units: to secure the jobs of around 50,000 employees for the long term by offering first-class service at competitive costs. The Telekom Service units are to be legally independent effective July 1, 2007. Three units are being created: Deutsche Telekom Kundenservice GmbH brings together the call centers for the consumer market, Deutsche Telekom Technischer Service GmbH is responsible for the on-site technical service currently provided by T-Com, and Deutsche Telekom Netzproduktion GmbH will take over the production and operation of T-Com’s network infrastructure. Telekom Service has no plans for additional staff adjustments. Rather, working conditions remuneration systems will be systematically aligned with market levels. Deutsche Telekom AG started talks with the unions in the first quarter of 2007 on the detailed arrangements for the employment terms.

Deutsche Telekom made a further improved offer in the fifth round of negotiations. This comprises protection from compulsory redundancy until the end of 2011, an increase in weekly working hours from 34 to 38, and the gradual reduction in remuneration toward market levels by a total of 9 percent. Comprehensive offsetting elements will be put in place to cushion the latter adjustment in a socially responsible manner. As a result, the pay level will remain as it is in the first year. It will be cut by 2.25 percent in mid-2008 and mid-2009, and the overall reduction of 9 percent will not become effective until after a total of 30 months at the beginning of 2010. The higher collective bargaining committee of the united services union ver.di rejected this offer on May 4, 2007.

Dividend of EUR 0.72 per share approved for 2006.

•

The Board of Management and Supervisory Board proposed to the shareholders’ meeting a dividend for the 2006 financial year of EUR 0.72 per T-Share – EUR 3.1 billion to be distributed between around 4.3 billion dividend-bearing shares. This dividend proposal was approved by the shareholders’ meeting on May 3, 2007 in Cologne. The dividend was paid on May 4, 2007 (May 11, 2007 in the case of ADS shareholders) to those shareholders who owned Deutsche Telekom shares on May 3, 2007. The T-Share was traded ex-dividend on May 4, 2007 (May 1, 2007 in the case of ADSs).

Planned sale of stake in T-Online France SAS.

•

Deutsche Telekom plans to sell its stake in T-Online France SAS. As of the second quarter of 2007, this stake represents a disposal group as defined by IFRS 5. Deutsche Telekom is currently in exclusive negotiations with a potential buyer. Deutsche Telekom expects to conclude the sale in mid-2007. The assets and liabilities of the disposal group are reported in the Broadband/Fixed Network business area.

Sale of shares in Sireo subject to Federal Cartel Office approval.

•

In the course of its program to sell off non-strategic assets, Deutsche Telekom has sold its remaining shares in Sireo Real Estate Asset Management GmbH to the existing co-shareholder Corpus Immobiliengruppe GmbH & Co KG. The transaction is subject to approval by the Federal Cartel Office.

Mobile Communications

T-Mobile USA remains leader in customer service.

•	The prominent U.S. market research institute J. D. Power rated T-Mobile USA as the most customer-friendly mobile communications provider in the country for the fifth time in succession. Based on

Deutsche Telekom First quarter of 2007	41

around 24,500 interviews with contract customers, the factors rated included brand image, rate options, billing and customer service, prices, and network quality. In the Northeast, West, and Southwest regions, T-Mobile USA is by far the leading mobile communications provider in terms of customer satisfaction. T-Mobile USA is also rated first in the Mid-Atlantic, Southeast, and North Central regions of the United States.

Broadband/ Fixed Network

Accelerated network expansion for triple play and IPTV.

•

T-Com will significantly increase the marketing base for triple-play products and access to Internet-based television (IPTV) by accelerating the expansion of the broadband infrastructure. A new media platform will be launched this year, allowing customers in around 750 towns and cities to access IPTV via ADSL2+ lines with a bandwidth of 16 Mbit/s. In connection with the parallel expansion of the VDSL network, T-Com plans to extend its IPTV coverage to a total of approximately 17 million households by the end of 2007. With the roll-out of the new VDSL network offering transmission speeds of up to 50 Mbit/s Deutsche Telekom intends to gradually extend rapid Internet access to up to 50 towns and cities. VDSL should be available in 25 towns and cities by the end of 2007, plus the VDSL network in the “T-City,” Friedrichshafen.

Business Customers

Developing the ICT key account business further with a partner.

•

The convergence of IT and telecommunications and the growing trend towards business process outsourcing at large corporations lead to the emergence of a new global ICT growth market. To secure a leading position in this market, T-Systems aims to expand its international presence. As part of its internationalization strategy, the aim is to achieve this goal together with a partner. The objective is to establish a presence and generate economies of scale in those countries where the Company does not yet have a leading position on the market.

Market expectations

Development of revenue and profits.8

The encouraging growth in Deutsche Telekom’s international markets continues unabated, particularly in the key markets of the United States and the United Kingdom. Deutsche Telekom’s domestic markets are still dominated by extremely intense competition and price erosion in the telecommunications market as a whole, both for consumer DSL and business voice telephony, and for mobile communications.

Consequences for corporate management

Deutsche Telekom is responding to the challenges of rapid technological change and strong competition in the telecommunications industry with specific measures to support the long-term sustainability of customer relationships and thus revenue and profit development. In particular, the sustainable improvement of the service culture in customer contact and investments in future product areas, as well as simplified price structures, will safeguard Deutsche Telekom’s customer relationships and hence revenues. Additional cost reductions, achieved with the help of increased rationalization investments, such as in new, more cost-efficient IP-based networks, will result in a corresponding development of profit and therefore support the long-term sustainability of cash flow. These measures assist Deutsche Telekom in pursuing its goal of continuing to offer its shareholders an attractive dividend. The immense changes in Deutsche Telekom’s market environment – in particular the rapid technological change – are forcing it to adjust its workforce structure by cutting jobs in a socially responsible manner. The workforce reduction will be implemented using voluntary instruments such as partial retirement arrangements, severance payments and early retirement.

General statement on business development in the Group

In view of the expected market situation in the individual business areas, Deutsche Telekom aims to again achieve positive results for the entire Group.

It is vital to the Group’s long-term success that it should remain on a sound financial footing. This includes, for example, maintaining a net debt to adjusted EBITDA ratio of between 2 and 3, a liquidity reserve of at least 40 percent of net debt, and an appropriate gearing (ratio of net debt to shareholders’ equity) of between 0.8 and 1.2.

Deutsche Telekom First quarter of 2007	42

8	Outlook contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenues, adjusted EBITDA, liquidity reserves, gearing, and personnel numbers for 2007. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, competitive and regulatory developments, and negotiations with unions. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives are described in the “Forward Looking Statements” and “Risk factors” sections of the Annual Report on Form 20-F and in the Disclaimer at the end of this report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not guarantee that its forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Deutsche Telekom does not intend or assume any obligation to update forward-looking statements.

Mobile Communications

T-Mobile expects revenues to grow in 2007. Major drivers will be expected further growth of T-Mobile USA and T-Mobile UK and the first-time consolidation of the Polish subsidiary PTC for a full financial year. In view of continuing pressure on prices and increased sales costs, we expect a slight year-on-year deterioration in EBITDA for the European markets as a whole, which will be more than offset by a further increase in EBITDA in the United States and the full consolidation of PTC. Regulatory decisions, particularly related to the prices of international calls (roaming) and future trends in exchange rates for the U.S. dollar (USD) and sterling (GBP) against the euro, may affect T-Mobile revenues and profits reported in euros.

Broadband/ Fixed Network

In the DSL business, the Broadband/Fixed Network business area will defend its market share and expects a significant increase in the number of broadband lines, also driven by strong market growth in this segment. Additionally, the business area wants to establish its triple-play products with T-Home. A major element of this strategy will be the expansion of the high-speed Internet infrastructure.

In 2007, the traditional fixed-network business will continue to be impacted by competition-induced loss of market share, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. Broadband/Fixed Network will launch a quality and service campaign in 2007 to safeguard and defend the core voice and access business. Preparations are also underway to migrate operations from the old PSTN to new IP-based technology, in order to introduce an innovative and competitive IP access.

Based on these assumptions, the Broadband/Fixed Network business area expects the downward earnings trend to continue in 2007. This will be set against efficiency measures that have been implemented and in some cases already realized.

Business Customers

The Business Services unit will focus on safeguarding its telecommunications business in a hotly contested market. In our telecommunications core business (voice, data, IP) the focus is on winning back customers. The Enterprise Services unit plans to significantly expand its market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, growth is to be generated mainly through the expansion of the outsourcing business. The Business Customers area expects the ongoing intense pressure on prices and from competition to continue to have a decisive impact on the development of revenue in 2007.

Group Headquarters & Shared Services

Earnings at Group Headquarters & Shared Services are influenced largely by Vivento (including the development of the business models and the realization of internal and external employment opportunities) and by continued staff restructuring in the Group.

Deutsche Telekom First quarter of 2007	43

Interim consolidated financial statements.

Deutsche Telekom First quarter of 2007	44

Consolidated income statement.

	Q1 2007 millions of €	Q1 2006[a] millions of €	Change millions of €	Change %	FY 2006 millions of €
Net revenue	15,453	14,842	611	4.1	61,347

Cost of sales	(8,620)	(7,821)	(799)	(10.2)	(34,755)
Gross profit	6,833	7,021	(188)	(2.7)	26,592

Selling expenses	(3,973)	(3,774)	(199)	(5.3)	(16,410)
General and administrative expenses	(1,065)	(1,077)	12	1.1	(5,264)
Other operating income	386	350	36	10.3	1,257
Other operating expenses	(386)	(202)	(184)	(91.1)	(888)
Profit from operations	1,795	2,318	(523)	(22.6)	5,287

Finance costs	(658)	(658)	0	—	(2,540)
Interest income	47	73	(26)	(35.6)	297
Interest expense	(705)	(731)	26	3.6	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	32	(29)	(90.6)	24
Other financial income (expense)	(94)	76	(170)	n.a.	(167)
Profit (loss) from financial activities	(749)	(550)	(199)	(36.2)	(2,683)

Profit before income taxes	1,046	1,768	(722)	(40.8)	2,604

Income taxes	(471)	(570)	99	17.4	970
Profit after income taxes	575	1,198	(623)	(52.0)	3,574

Profit (loss) attributable to minority interests	116	108	8	7.4	409
Net profit (profit (loss) attributable to equity holders of the parent)	459	1,090	(631)	(57.9)	3,165

Earnings per share

	Q1 2007	Q1 2006[a]	Change	Change %	FY 2006
Earnings per share/ADS
Basic (€)	0.11	0.26	(0.15)	(57.7)	0.74
Diluted (€)	0.11	0.26	(0.15)	(57.7)	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First quarter of 2007	45

Consolidated balance sheet.

	Mar. 31, 2007 millions of €	Dec. 31, 2006 millions of €	Change millions of €	Change %	Mar. 31, 2006[a] millions of €
Assets
Current assets	17,332	15,951	1,381	8.7	21,025
Cash and cash equivalents	3,983	2,765	1,218	44.1	8,343
Trade and other receivables	7,643	7,753	(110)	(1.4)	7,147
Current recoverable income taxes	285	643	(358)	(55.7)	595
Other financial assets	1,623	1,825	(202)	(11.1)	1,453
Inventories	1,222	1,129	93	8.2	1,094
Non-current assets held for sale	477	907	(430)	(47.4)	—
Other assets	2,099	929	1,170	n.a.	2,393
Non-current assets	112,103	114,209	(2,106)	(1.8)	109,903
Intangible assets	57,170	58,014	(844)	(1.5)	51,985
Property, plant and equipment	45,009	45,869	(860)	(1.9)	46,837
Investments accounted for using the equity method	144	189	(45)	(23.8)	1,864
Other financial assets	650	657	(7)	(1.1)	778
Deferred tax assets	8,579	8,952	(373)	(4.2)	7,851
Other assets	551	528	23	4.4	588

Total assets	129,435	130,160	(725)	(0.6)	130,928

Liabilities and shareholders’ equity
Current liabilities	21,112	22,088	(976)	(4.4)	24,469
Financial liabilities	7,939	7,683	256	3.3	10,581
Trade and other payables	5,867	7,160	(1,293)	(18.1)	5,724
Income tax liabilities	445	536	(91)	(17.0)	1,565
Provisions	3,081	3,093	(12)	(0.4)	3,487
Other liabilities	3,780	3,616	164	4.5	3,112
Non-current liabilities	58,329	58,402	(73)	(0.1)	57,306
Financial liabilities	38,770	38,799	(29)	(0.1)	38,819
Provisions for pensions and other employee benefits	6,216	6,167	49	0.8	6,239
Other provisions	3,014	3,174	(160)	(5.0)	1,955
Deferred tax liabilities	7,955	8,083	(128)	(1.6)	8,278
Other liabilities	2,374	2,179	195	8.9	2,015
Liabilities	79,441	80,490	(1,049)	(1.3)	81,775

Shareholders’ equity	49,994	49,670	324	0.7	49,153
Issued capital	11,164	11,164	0	—	10,747
Capital reserves	51,507	51,498	9	0.02	49,565
Retained earnings including carryforwards	(13,778)	(16,977)	3,199	18.8	(14,169)
Other comprehensive income	(2,607)	(2,275)	(332)	(14.6)	(1,639)
Net profit	459	3,165	(2,706)	(85.5)	1,090
Treasury shares	(5)	(5)	0	—	(5)
Equity attributable to equity holders of the parent	46,740	46,570	170	0.4	45,589
Minority interests	3,254	3,100	154	5.0	3,564

Total liabilities and shareholders’ equity	129,435	130,160	(725)	(0.6)	130,928

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First quarter of 2007	46

Consolidated cash flow statement.

	Q1 2007 millions of €	Q1 2006[a] millions of €	FY 2006 millions of €
Profit after income taxes	575	1,198	3,574

Depreciation, amortization and impairment losses	2,748	2,570	11,034
Income tax expense (benefit)	471	570	(970)
Interest income and interest expenses	658	658	2,540
Other financial (income) expense	94	(76)	167
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(3)	(32)	(24)
Other non-cash transactions	4	25	32
Profit on the disposal of intangible assets and property, plant and equipment	(112)	(83)	(72)
Change in assets carried as working capital	(1,160)	(805)	(17)
Change in provisions	3	(276)	1,585
Change in other liabilities carried as working capital	(898)	(237)	353
Income taxes received (paid)	157	(212)	(1,248)
Dividends received	6	6	27
Cash generated from operations	2,543	3,306	16,981
Interest paid	(689)	(701)	(4,081)
Interest received	211	192	1,322

Net cash from operating activities	2,065	2,797	14,222

Cash outflows for investments in
Intangible assets	(199)	(228)	(4,628)
Property, plant and equipment	(1,824)	(1,816)	(7,178)
Non-current financial assets	(15)	(115)	(624)
Investments in fully consolidated subsidiaries	5	(290)	(2,265)
Proceeds from disposal of
Intangible assets	23	0	35
Property, plant and equipment	334	291	532
Non-current financial assets	47	200	249
Investments in fully consolidated subsidiaries and business units	0	0	(21)
Net change in short-term investments and marketable securities and receivables	127	(140)	(348)
Other	60	(63)	(57)

Net cash used in investing activities	(1,442)	(2,161)	(14,305)

Proceeds from issue of current financial liabilities	4,745	174	3,817
Repayment of current financial liabilities	(5,202)	(565)	(9,163)
Proceeds from issue of non-current financial liabilities	1,248	3,317	7,871
Repayment of non-current financial liabilities	(21)	(83)	(492)
Dividend payments	(122)	(64)	(3,182)
Share buy-back	—	—	(709)
Proceeds from the exercise of stock options	6	4	16
Repayment of lease liabilities	(53)	(56)	(219)

Net cash from (used in) financing activities	601	2,727	(2,061)

Effect of exchange rate changes on cash and cash equivalents	(6)	5	(66)
Net increase (decrease) in cash and cash equivalents	1,218	3,368	(2,210)
Cash and cash equivalents, at the beginning of the period	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	3,983	8,343	2,765

The presentation of cash generated from operations has been changed to increase transparency and to disclose individual components. Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Deutsche Telekom First quarter of 2007	47

Statement of recognized income and expense.

	Q1 2007 millions of €	Q1 2006 millions of €	FY 2006 millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	0	(1)	3
Recognition of other comprehensive income in income statement	(1)	0	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(14)	88	385
Recognition of other comprehensive income in income statement	(1)	(1)	(8)
Revaluation due to business combinations	(42)	(2)	395
Exchange differences on translation of foreign subsidiaries	(237)	(643)	(1,747)
Other income and expense recognized directly in equity	30	2	80
Actuarial gains and losses from defined benefit plans and other employee benefits	0	(18)	314
Deferred taxes on items in other comprehensive income	5	(25)	(275)

Income and expense recognized directly in equity	(260)	(600)	(854)

Profit after income taxes	575	1,198	3,574

Recognized income and expense	315	598	2,720

Minority interests	154	102	517
Equity attributable to equity holders of the parent	161	496	2,203

Deutsche Telekom First quarter of 2007	48

Selected explanatory notes.

Accounting policies.

In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz - WpHG), Deutsche Telekom AG’s quarterly financial statements comprise interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of compliance

The interim consolidated financial statements for the period ended March 31, 2007 are in compliance with IAS 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2006. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. Therefore, the interim report also complies with IFRS as published by the IASB.

In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2006 for the accounting policies applied for the Group’s financial reporting.

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pensions plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006 onwards, Deutsche Telekom recognizes actuarial gains and losses in the period in which they occur outside profit or loss in retained earnings including carryforwards in accordance with IAS 19.93A. Deutsche Telekom has adjusted comparative amounts disclosed for the prior periods reported as if the new accounting policy had always been applied.

Deutsche Telekom First quarter of 2007	49

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for first quarter 2006. These were primarily the tele.ring group and PTC which were fully consolidated from May 1, 2006 and November 1, 2006, respectively. Furthermore, in the first quarter of 2006, the Business Customers business area acquired the gedas group, which was fully consolidated for the first time as of March 31, 2006.

Effect of changes in the composition of the Group on the consolidated income statement for the first quarter of 2007

	Mobile Communications millions of €	Broadband/ Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	549	3	144	(1)	695
Cost of sales	(482)	(3)	(120)	9	(596)

Gross profit	67	0	24	8	99

Selling expenses	(64)	0	(11)	0	(75)
General and administrative expenses	(44)	0	(30)	0	(74)
Other operating income	21	0	13	0	34
Other operating expenses	0	0	(10)	12	2

Profit (loss) from operations	(20)	0	(14)	20	(14)

Finance costs	1	0	(1)	0	0
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(28)	0	0	0	(28)
Other financial (income) expense	2	0	0	0	2

Profit (loss) from financial activities	(25)	0	(1)	0	(26)

Profit (loss) before income taxes	(45)	0	(15)	20	(40)

Income taxes	3	0	4	(8)	(1)

Profit (loss) after income taxes	(42)	0	(11)	12	(41)

Profit (loss) attributable to minority interests	0	0	0	(6)	(6)
Net profit (loss)	(42)	0	(11)	18	(35)

Selected notes to the consolidated income statement.

Cost of sales

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Cost of sales	(8,620)	(7,821)	(799)	(10.2)	(34,755)

In addition to effects resulting from changes in the composition of the Group, the increase in the cost of sales is mainly attributable to the growth in the number of customers of the Mobile Communications strategic business area.

Selling expenses

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Selling expenses	(3,973)	(3,774)	(199)	(5.3)	(16,410)

Deutsche Telekom First quarter of 2007	50

In addition to effects resulting from changes in the composition of the Group, the increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase at Mobile Communications was due to a greater number of new contracts, higher personnel costs, and advertising campaigns.

Profit/loss from financial activities

	Q1 2007 millions of €	Q1 2006[a] millions of €	Change millions of €	Change %	FY 2006 millions of €
Loss from financial activities	(749)	(550)	(199)	(36.2)	(2,683)
Finance costs	(658)	(658)	0	—	(2,540)
Interest income	47	73	(26)	(35.6)	297
Interest expense	(705)	(731)	26	3.6	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	32	(29)	(90.6)	24
Other financial income (expense)	(94)	76	(170)	n.a.	(167)

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in the loss from financial activities in the first quarter of 2007 compared to the same period last year was primarily attributable to other financial expense which last year included the income generated by the sale of Celcom (EUR 196 million).

Moreover, the share of profit of associates and joint ventures accounted at equity declined due to the fact that last year’s figure included PTC. PTC has been fully consolidated since November 2006.

Income taxes

	Q1 2007 millions of €	Q1 2006[a] millions of €	Change millions of €	Change %	FY 2006 millions of €
Income taxes	(471)	(570)	99	17.4	970

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The reduction in income taxes compared to the same period last year is due to lower profit before income taxes.

Other disclosures.

Deutsche Telekom First quarter of 2007	51

Executive bodies

The Supervisory Board of Deutsche Telekom appointed Thomas Sattelberger as the new Chief Human Resources Officer (CHRO)and Labor Director on May 2, 2007. He succeeds Dr. Karl-Gerhard Eick, the Chief Financial Officer and Deputy Chairman of the Board of Management of Deutsche Telekom, who took over as acting CHRO at the start of 2007 following Dr. Heinz Klinkhammer’s retirement.

On May 3, 2007, the Deutsche Telekom AG shareholders’ meeting confirmed the appointment of the following members of the Supervisory Board:

By order of the Bonn District Court of May 15, 2006, Mr. Lawrence H. Guffey was appointed to the Supervisory Board of the Company with effect from June 1, 2006 in lieu of Dr. Hans-Jürgen Schinzler, who resigned from office with effect from May 31, 2006. The appointment of Mr. Lawrence H. Guffey was confirmed through a by-election at the 2007 shareholders’ meeting.

By order of the Bonn District Court of October 5, 2006, Mr. Ulrich Hocker was appointed to the Supervisory Board of the Company with effect from October 14, 2006 in lieu of Dr. Matthias Döpfner, who resigned from office with effect from October 13, 2006. The appointment of Mr. Ulrich Hocker was confirmed through a by-election at the 2007 shareholders’ meeting.

By order of the Bonn District Court of April 16, 2007, Ms. Sylvia Kühnast was appointed to the Supervisory Board of the Company effective the end of the shareholders’ meeting. She succeeds Ms. Ursula Steinke, whose term in office expired at the end of the shareholders’ meeting.

Personnel

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Personnel costs	(3,479)	(3,439)	(40)	(1.2)	(16,542)

In addition to effects resulting from changes in the composition of the Group, higher personnel costs are attributable in particular to an increase in the average number of employees, primarily at T-Mobile USA.

The personnel cost ratio in the first quarter of 2007 was 22.5 percent of revenue. This was a 0.7 percentage point improvement compared to the same quarter last year.

Average number of employees

	Q1 2007	Q1 2006	Change	Change %	FY 2006
Deutsche Telekom Group	247,288	243,424	3,864	1.6	248,480
Non-civil servants	207,106	199,203	7,903	4.0	205,511
Civil servants	40,182	44,221	(4,039)	(9.1)	42,969
Trainees and student interns	10,924	10,447	477	4.6	10,346

Deutsche Telekom First quarter of 2007	52

Number of employees at balance sheet date

	Mar. 31, 2007	Dec. 31, 2006	Change	Change %	Mar. 31, 2006
Deutsche Telekom Group	247,125	248,800	(1,675)	(0.7)	248,982
Germany	158,323	159,992	(1,669)	(1.0)	168,717
International	88,802	88,808	(6)	—	80,265
Non-civil servants	207,163	208,420	(1,257)	(0.6)	204,818
Civil servants	39,962	40,380	(418)	(1.0)	44,164
Trainees and student interns	10,906	11,840	(934)	(7.9)	10,468

The increase in the average number of employees was primarily caused by changes in the composition of the Group and the increased headcount at T-Mobile USA. The number of employees at the reporting date was influenced by the sale of call centers and continued workforce restructuring in Eastern Europe.

Depreciation, amortization and impairment losses

	Q1 2007 millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Amortization and impairment of intangible assets	(781)	(617)	(164)	(26.6)	(2,840)
of which: UMTS licenses	(228)	(222)	(6)	(2.7)	(893)
of which: U.S. mobile communications licenses	(7)	—	—	n.a.	(33)
of which: goodwill	—	(10)	—	n.a.	(10)
Depreciation and impairment of property, plant and equipment	(1,967)	(1,953)	(14)	(0.7)	(8,194)
Total depreciation, amortization and impairment losses	(2,748)	(2,570)	(178)	(6.9)	(11,034)

Higher depreciation, amortization and impairment losses were predominantly caused by increased amortization due to the first-time consolidation in 2006 of tele.ring and PTC in the Mobile Communications strategic business area.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

	Q1 2007	Q1 2006	FY 2006
Calculation of basic earnings per share
Net profit[a] (millions of €)	459	1,090	3,165
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	—	25	38
Adjusted net profit (basic)[a] (millions of €)	459	1,115	3,203
Number of ordinary shares issued (millions)	4,361	4,198	4,309
Treasury shares held by Deutsche Telekom AG (millions)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(21)	(23)	(22)
Effect from the potential conversion of the mandatory convertible bond (millions)	—	163	68
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,338	4,336	4,353

Basic earnings per share/ADS[a] (€)	0.11	0.26	0.74

Deutsche Telekom First quarter of 2007	53

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

	Q1 2007	Q1 2006	FY 2006
Calculation of diluted earnings per share
Adjusted net profit (basic)[a] (millions of €)	459	1,115	3,203
Dilutive effects on profit from stock options (after taxes) (millions of €)	—	—	—
Net profit (diluted)[a] (millions of €)	459	1,115	3,203
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,338	4,336	4,353
Dilutive potential ordinary shares from stock options and warrants (millions)	1	2	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,339	4,338	4,354

Diluted earnings per share/ADS[a] (€)	0.11	0.26	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased from EUR 2.8 billion to EUR 4.0 billion. In addition to free cash flow, this was predominantly caused by the issuance of a medium-term note for a nominal amount of EUR 0.5 billion and the drawdown of a European Investment Bank loan for a nominal amount of EUR 0.5 billion. The repayment of a medium-term note amounting to EUR 0.5 billion had an offsetting effect.

Detailed information can be found in the consolidated cash flow statement.

Deutsche Telekom First quarter of 2007	54

Assets held for sale

At March 31, 2007, current assets included assets of EUR 477 million that were held for sale. In addition to assets related to the acquisition of the tele.ring group that are to be sold (EUR 20 million), and FCC licenses of T-Mobile USA (EUR 16 million), these assets predominantly relate to Deutsche Telekom AG’s real estate (EUR 335 million).

As part of the tele.ring acquisition, T-Mobile must fulfill the regulatory requirement of selling nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group to competitors. These assets are scheduled to be sold in the second quarter of 2007.

T-Mobile USA intends to sell the frequency spectrum for rural license areas for which no expansion of the network infrastructure is planned. In order to provide network services, however, T-Mobile USA will conclude roaming agreements for these areas as part of the sale of the licenses. In addition, T-Mobile USA is exchanging some frequency spectrum for spectrum in license areas where it holds either no or insufficient mobile frequencies. Above all, this will give T-Mobile USA access to new license areas and permit it to extend its existing network coverage. These assets are scheduled to be sold in the second quarter of 2007.

Real estate of Deutsche Telekom AG held for sale relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months. The properties will be advertised for sale on the Internet, in newspapers, and by contacting investors directly.

Intangible assets and property, plant and equipment

	Mar. 31, 2007 millions of €	Dec. 31, 2006 millions of €	Change millions of €	Change %	Mar. 31, 2006 millions of €
Intangible assets	57,170	58,014	(844)	(1.5)	51,985
of which: UMTS licenses	12,811	13,101	(290)	(2.2)	13,318
of which: U.S. mobile communications licenses	18,022	18,176	(154)	(0.8)	16,677
of which: goodwill	20,884	20,955	(71)	(0.3)	18,415
Property, plant and equipment	45,009	45,869	(860)	(1.9)	46,837

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 0.4 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments by approximately EUR 1.2 billion.

Additions to assets

	Q1 2007[a] millions of €	Q1 2006 millions of €	Change millions of €	Change %	FY 2006 millions of €
Additions to assets	1,506	2,005	(499)	(24.9)	13,417
Intangible assets	211	517	(306)	(59.2)	6,121
Property, plant and equipment	1,295	1,488	(193)	(13.0)	7,296

a	Includes investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

First quarter 2007 additions to assets predominantly relate to network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, investments were made at Broadband/Fixed Network in the expansion of the access network, in VDSL as the foundation for T-Home Speed, and in ADSL2+ technology.

The comparatively lower level of investments in the first quarter of 2007 was partially a result of the goodwill generated in the first quarter of 2006 by the acquisition of the gedas group.

Deutsche Telekom First quarter of 2007	55

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards millions of €	Net profit (loss) millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	10,747	49,561	(19,748)	5,589	(1,055)	(6)

Changes in the composition of the Group
Profit (loss) after income taxes				1,090
Unappropriated net profit (loss) carried forward			5,589	(5,589)
Dividends
Sale of treasury shares		(1)				1
Proceeds from the exercise of stock options		5
Actuarial gains and losses			(11)
Change in other comprehensive income (not recognized in income statement)			1		(583)
Recognition of other comprehensive income in income statement					(1)

Balance at Mar. 31, 2006	10,747	49,565	(14,169)	1,090	(1,639)	(5)

Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,165	(2,275)	(5)

Changes in the composition of the Group
Profit (loss) after income taxes				459
Unappropriated net profit (loss) carried forward			3,165	(3,165)
Dividends
Proceeds from the exercise of stock options		9
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			34		(330)
Recognition of other comprehensive income in income statement					(2)

Balance at Mar. 31, 2007	11,164	51,507	(13,778)	459	(2,607)	(5)

Deutsche Telekom First quarter of 2007	56

	Equity attributable to equity holders of the parent	Minority interests			Total[a] (consolidated shareholders' equity)
	Total (equity attributable to equity holders of the parent) millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interest in share-holders’ equity) millions of €	millions of €
Balance at Jan. 1, 2006	45,088	3,408	103	3,511	48,599

Changes in the composition of the Group		2	3	5	5
Profit (loss) after income taxes	1,090	108		108	1,198
Unappropriated net profit (loss) carried forward
Dividends		(54)		(54)	(54)
Sale of treasury shares
Proceeds from the exercise of stock options	5				5
Actuarial gains and losses	(11)				(11)
Change in other comprehensive income (not recognized in income statement)	(582)	1	(7)	(6)	(588)
Recognition of other comprehensive income in income statement	(1)				(1)

Balance at Mar. 31, 2006	45,589	3,465	99	3,564	49,153

Balance at Jan. 1, 2007	46,570	2,895	205	3,100	49,670

Changes in the composition of the Group
Profit (loss) after income taxes	459	116		116	575
Unappropriated net profit (loss) carried forward
Dividends
Proceeds from the exercise of stock options	9				9
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(296)	(4)	42	38	(258)
Recognition of other comprehensive income in income statement	(2)				(2)

Balance at Mar. 31, 2007	46,740	3,007	247	3,254	49,994

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in shareholders' equity is primarily attributable to the profit after income taxes for the period, which was to a certain extent offset by negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income.

1,881,508 treasury shares were held at March 31, 2007. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Deutsche Telekom AG, T-Online (T-Online International AG prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

The stock-based compensation plans currently in existence within the Group are summarized in the following tables. Details of plans from which new issues are no longer made can be found in Note 42 to the

Deutsche Telekom First quarter of 2007	57

consolidated financial statements in the 2006 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs[a] thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	10,790	24.62	149	29.78
Granted	0	—	0	—
Exercised	57	12.36	0	—
Forfeited	407	29.01	1	30.00
Outstanding at Mar. 31, 2007	10,326	24.52	148	29.77
Exercisable as of Mar. 31, 2007	10,326	24.52	148	29.77

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online (T-Online International AG prior to the merger) stock option plans

The following table provides an overview of the development of the total stock options issued by T-Online (T-Online International AG prior to the merger) held under the 2001 plan. The options are converted into Deutsche Telekom shares when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2007	3,392	10.30
Granted	0	—
Exercised	0	—
Forfeited	89	10.31
Outstanding at Mar. 31, 2007	3,303	10.30
Exercisable as of Mar. 31, 2007	3,285	10.30

Deutsche Telekom First quarter of 2007	58

T-Mobile USA (VoiceStream/ Powertel) stock option plan

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel that were combined in 2004. The options are converted into American Depository Shares when exercised.

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2007	10,234	20.39
Granted	0	—
Exercised	259	27.44
Forfeited	488	10.14
Expired	0	—
Outstanding at Mar. 31, 2007	9,487	20.73
Exercisable as of Mar. 31, 2007	9,475	20.74

Magyar Telekom stock option plan

The following table provides an overview of the development of the total stock options issued by Magyar Telekom. The options are converted into Magyar Telekom shares when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price HUF
Outstanding stock options at Jan. 1, 2007	1,307	944.00
Granted	0	—
Exercised	0	—
Forfeited	0	—
Outstanding at Mar. 31, 2007	1,307	944.00
Exercisable as of Mar. 31, 2007	1,307	944.00

Mid-term incentive plan/long-term incentive plan.

Mid-term incentives plans (MTIPs) were introduced to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries at Deutsche Telekom AG, T-Online (prior to the merger of T-Online International AG), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2006 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

T-Mobile USA LTIP

In the first quarter of 2007, T-Mobile USA set up a new LTIP that, like the 2006 plan, takes customer growth and the development of the company’s shareholder value into consideration. This plan has already been approved by the Supervisory Board.

Magyar Telekom MTIP

Magyar Telekom’s new MTIP launched for 2007 is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index. This plan has been submitted for approval.

Polska Telefonia Cyfrowa (PTC) LTIP

PTC has launched a new LTIP for 2007. The amount of the bonus is determined for each cycle individually

Deutsche Telekom First quarter of 2007	59

and depends on the achievement of the EBITDA target. This plan has also been submitted for approval.

An expense of only EUR 1 million was recognized in the first quarter of 2007 for the MTIPs linked to the development of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for the LTIPs for 2005 to 2007 at T-Mobile USA and for 2005 to 2006 at PTC amounted to around EUR 17 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations totaled EUR 33.5 billion as of March 31, 2007. The increase of EUR 1.0 billion in the reporting period compared with the year-end is primarily due to higher purchase commitments and leasing obligations. This was partially offset by a decrease in the present value of the payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG).

Significant events after the balance sheet date (March 31, 2007).

For significant events after the balance sheet date, please refer to the “Outlook” section.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 2.1 billion in the reporting period, compared with EUR 2.8 billion in the prior-year period. The decline is principally due to cash outflows for personnel-related measures, including voluntary redundancy and severance payments and early retirement, amounting to EUR 0.7 billion in the first quarter of 2007, while there were no comparable payments in the first quarter of 2006. The negative effect from the decline in profit from operations was partly offset by higher cash inflows relating to income taxes.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 1.4 billion as compared with EUR 2.2 billion in the same period in the previous year. The main factors contributing to this change were cash outflows of EUR 0.4 billion in the first quarter of 2006 for the acquisition of gedas and the loans to PTC, for which there were no comparable outflows in the first quarter of 2007. In addition, the net outflows for receivables, marketable securities and short-term investments improved by EUR 0.3 billion compared with the prior-year period.

Net cash from/used in financing activities

Net cash from financing activities decreased from EUR 2.7 billion in the prior-year period to EUR 0.6 billion in the reporting period. The change is primarily attributable to a decline of EUR 2.1 billion in proceeds from the issue of non-current financial liabilities.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2006 financial year and the first quarters of 2007 and 2006.

Deutsche Telekom First quarter of 2007	60

Segment information for the 2006 financial year

FY 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/Fixed Network[a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers[a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services[a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Segment information in the quarters

Q1 2007 Q1 2006	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	15,453	—	15,453	1,795	3	(2,729)	(19)
	14,842	—	14,842	2,318	32	(2,551)	(19)
Mobile Communications	8,246	154	8,400	1,066	1	(1,448)	(7)
	7,405	170	7,575	1,055	28	(1,222)	(3)
Broadband/Fixed Network[a]	4,935	897	5,832	976	5	(904)	(4)
	5,153	972	6,125	1,270	3	(952)	(10)
Business Customers[a]	2,183	723	2,906	44	(2)	(217)	0
	2,203	860	3,063	112	1	(217)	0
Group Headquarters & Shared Services[a]	89	863	952	(250)	0	(174)	(8)
	81	811	892	(118)	0	(172)	(6)
Reconciliation	—	(2,637)	(2,637)	(41)	(1)	14	0
	—	(2,813)	(2,813)	(1)	0	12	0

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Deutsche Telekom First quarter of 2007	61

Bonn, May 10, 2007

Deutsche Telekom AG Board of Management

René Obermann	Dr. Karl-Gerhard Eick	Hamid Akhavan

Timotheus Höttges	Lothar Pauly	Thomas Sattelberger

Deutsche Telekom First quarter of 2007	62

Review report by the auditors.

We have reviewed the condensed consolidated interim financial statements—comprising the income statement, balance sheet, cash flow statement, statement of recognized income and expense and selected explanatory notes—together with the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to March 31, 2007 which are components of the quarterly financial report pursuant to § 37x (3) of the German Securities Trading Act (WpHG). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and of the interim management report for the Group in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s Board of Management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim management report for the Group based on our review.

We conducted our review of the condensed consolidated interim financial statements and the interim management report for the Group in accordance with German generally accepted standards for the review of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) and additionally in accordance with the International Standard on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU and that the interim management report for the Group has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and thus provides less assurance than an audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor that the interim management report for the Group has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt (Main), May 10, 2007

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft Stuttgart

(Prof. Dr. Pfitzer) Wirtschaftsprüfer	(Hollweg) Wirtschaftsprüfer

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Frankfurt am Main

(Frings)	(Menke)

Deutsche Telekom First quarter of 2007	63

Wirtschaftsprüfer	Wirtschaftsprüfer

Deutsche Telekom First quarter of 2007	64

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures may or may not be comparable with similarly designated disclosures by other companies.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT).

This measure of earnings before profit/loss attributable to minority interests, income taxes and profit/loss from financial activities is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom First quarter of 2007	65

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year periods.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA, net profit/loss and other financial measures of the Group and the strategic business areas with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The following tables outline the way in which Deutsche Telekom derives the financial measures EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. The reconciliations are presented for the reporting period, the comparative prior-year period and for the previous full year.

Deutsche Telekom First quarter of 2007	66

Reconciliation of the consolidated income statement

	Q1 2007 millions of €	Special factors in Q1 2007 millions of €	Q1 2007 without special factors millions of €	Q1 2006 [a] millions of €	Special factors in Q1 2006 millions of €	Q1 2006[a] without special factors millions of €	FY 2006 without special factors millions of €
Net revenue	15,453		15,453	14,842		14,842	61,347
Cost of sales	(8,620)	(8)[b]	(8,612)	(7,821)	(59)[i]	(7,762)	(33,355)
Gross profit	6,833	(8)	6,841	7,021	(59)	7,080	27,992

Selling expenses	(3,973)	6 [c]	(3,979)	(3,774)	(8)[j]	(3,766)	(15,620)
General and administrative expenses	(1,065)	16 [d]	(1,081)	(1,077)	(7)[k]	(1,070)	(4,423)
Other operating income	386		386	350		350	1,237
Other operating expenses	(386)	(153)[e]	(233)	(202)	(18)[l]	(184)	(743)
EBIT (profit from operations)	1,795	(139)	1,934	2,318	(92)	2,410	8,443

Profit (loss) from financial activities	(749)	(17)[f]	(732)	(550)	196 [m]	(746)	(2,879)
Profit (loss) before income taxes	1,046	(156)	1,202	1,768	104	1,664	5,564

Income taxes	(471)	52 [g]	(523)	(570)	12 [n]	(582)	(1,289)
Profit (loss) after income taxes	575	(104)	679	1,198	116	1,082	4,275

Profit attributable to minority interests	116		116	108		108	425
Net profit	459	(104)	563	1,090	116	974	3,850
EBIT (profit from operations)	1,795	(139)	1,934	2,318	(92)	2,410	8,443
Depreciation, amortization and impairment losses	(2,748)	0	(2,748)	(2,570)	(10)[o]	(2,560)	(10,991)
EBITDA	4,543	(139)	4,682	4,888	(82)	4,970	19,434

EBITDA margin (%)	29.4	n.a.	30.3	32.9	n.a.	33.5	31.7

Personnel costs	(3,479)	18 [h]	(3,497)	(3,439)	(19)[p]	(3,420)	(13,690)
Personnel cost ratio (%)	22.5		22.6	23.2		23.0	22.3

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Special factors in the first quarter of 2007.

b	Mainly expenses for staff-related measures in the Broadband/Fixed Network business area and at Group Headquarters & Shared Services, and offsetting income from the reversal of provisions in connection with early retirement arrangements for civil servants.
c	Mainly income from the reversal of provisions in connection with early retirement arrangements for civil servants as well as offsetting expenses for staff-related measures, in particular in the Broadband/Fixed Network business area.
d	Mainly income from the reversal of provisions in connection with early retirement arrangements for civil servants.
e	Mainly costs from the sale of Vivento business units at Group Headquarters & Shared Services.
f	Expenses from interest added back to provisions in connection with early retirement arrangements for civil servants and from interest added back to provisions for partial retirement arrangements.
g	Tax effects from special factors on profit before income taxes.
h	Income from the reversal of provisions in connection with early retirement arrangements for civil servants and offsetting expenses for staff-related measures (voluntary redundancy payments), mainly in the Broadband/Fixed Network business area and at Group Headquarters & Shared Services.

Special factors in the first quarter of 2006.

i	Mainly expenses incurred in prior periods as a result of recognizing customer acquisition costs in the income statement and expenses for staff-related measures in the Broadband/Fixed Network business area. In addition, staff and non staff-related restructuring expenses in the Business Customers business area.
j	Mainly expenses incurred in prior periods as a result of recognizing customer acquisition costs in the income statement in the Broadband/Fixed Network business area.
k	Expenses for staff-related measures in the Broadband/Fixed Network business area and at Group Headquarters & Shared Services.

Deutsche Telekom First quarter of 2007	67

l	Mainly expenses resulting from the impairment loss on the goodwill of Slovak Telekom in the Broadband/Fixed Network and Mobile Communications business areas and non staff-related restructuring expenses in the Business Customers business area, as well as expenses for staff-related measures at Group Headquarters & Shared Services.
m	Income from the prior sale of Celcom/Malaysia (Group Headquarters & Shared Services).
n	Tax effects from special factors on profit before income taxes.
o	Impairment loss on the goodwill of Slovak Telekom in the Broadband/Fixed Network and Mobile Communications business areas.
p	Expenses for staff-related measures (voluntary redundancy payments and partial retirement arrangements), mainly in the Broadband/ Fixed Network business area and at Group Headquarters & Shared Services.

Free cash flow in the Group.

Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment are included net in the definition of free cash flow, i.e., after deducting the proceeds from disposal of intangible assets (excluding goodwill) and of property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash payments for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

The prior-year figures shown have been restated to reflect this definition.

Reconciliation of the Group’s free cash flow

	Q1 2007 millions of €	Q1 2006 millions of €	FY 2006 millions of €
Cash generated from operations[a]	2,543	3,306	16,981
Interest received (paid)	(478)	(509)	(2,759)
Net cash from operating activities[a]	2,065	2,797	14,222
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,023)	(2,044)	(11,806)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	42	753	2,416
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	357	291	567
Adjustment[b]	121	—	—
Free cash flow before dividend payments	520	1,044	2,983

a	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
b	Cash outflows totaling EUR 121 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Gross and net debt in the Group.

Deutsche Telekom First quarter of 2007	68

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial instruments and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives and ABS transactions, as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation of the Group’s gross and net debt

	Mar. 31, 2007 millions of €	Dec. 31, 2006 millions of €	Mar. 31, 2006 millions of €
Bonds	36,176	36,288	39,696
Liabilities to banks	3,009	2,348	2,447
Liabilities to non-banks from promissory notes	680	680	641
Liabilities from derivatives	571	562	549
Lease liabilities	2,236	2,293	2,374
Liabilities arising from ABS transactions	1,216	1,139	1,331
Other financial liabilities	425	377	185
Gross debt	44,313	43,687	47,223
Cash and cash equivalents	3,983	2,765	8,343
Available-for-sale/held-for-trading financial assets	94	122	123
Derivatives	350	359	395
Other financial assets	796	886	573
Net debt	39,090	39,555	37,789

Deutsche Telekom First quarter of 2007	69

Investor Relations calendar.

Financial calendar

Dates[a]
May 10, 2007	Report on the first quarter of 2007, Deutsche Telekom
August 9, 2007	Report on the first half of 2007, Deutsche Telekom
November 8, 2007	Report on the first three quarters of 2007, Deutsche Telekom
February 28, 2008	Press conference on the 2007 financial year and conference call
May 8, 2008	Report on the first quarter of 2008, Deutsche Telekom
May 15, 2008	Shareholders’ meeting of Deutsche Telekom AG
August 7, 2008	Report on the first half of 2008, Deutsche Telekom
November 6, 2008	Report on the first three quarters of 2008, Deutsche Telekom

a	Dates not yet finalized.

Further dates are published on the Internet at www.deutschetelekom.com.

Deutsche Telekom First quarter of 2007	70

Glossary.

Bandwidth.

Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Blog.

Blog, short for web log, an online diary written on a computer and posted on the World Wide Web.

Call-by-call.

Dialing procedure that enables telephone customers to use the carrier (long-distance operator) of their choice for each individual call made.

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Carry trade.

In a carry trade, a loan is taken out in a country with low short-term interest rates and invested in longer-term financial instruments in countries with higher interest rates.

Co-location room.

Co-location rooms are used for housing and operating technical equipment of telecommunications operators. A co-location room is a separate room within a switching center that can be used by Deutsche Telekom’s competitors.

Customer centricity.

Comprehensive customer orientation, i.e., focusing on customers and their different needs when developing products and services and in communication, sales, and other market activities. The opposite is product centricity, where a company focuses primarily on its products.

Desktop services.

Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

Downstream.

Data transmission from the Internet server to the user’s PC. The transmission of data in the opposite direction is referred to as upstream.

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DSL – Digital Subscriber Line.

Offered under the name of DSL in Deutsche Telekom’s service portfolio.

•	ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

•	ADSL2+ – Successor product to ADSL for a higher data rate.

•	VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

DVB-T – Digital Video Broadcasting-Terrestrial.

International transmission standard for digital terrestrial television.

GPRS – General Packet Radio Service.

Technology allowing higher data transmission rates in GSM networks.

GSM - Global System for Mobile Communications.

Pan-European digital mobile communications standard in the 900 MHz frequency range.

HDTV - High Definition Television.

Generic term that describes a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

HotSpot.

HotSpot is the name of a public area where customers can access the Internet using wireless local area networks (WLAN). Deutsche Telekom’s HotSpots are provided jointly by T-Com and T-Mobile.

HSDPA - High Speed Downlink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

ICT.

Information and Communication Technology.

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol.

Deutsche Telekom First quarter of 2007	72

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP address.

Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a Web server). Dynamic IP addresses are allocated for instance to T-Online customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

IPTV – Internet Protocol Television.

A system where a digital television service is delivered using the Internet Protocol.

ISDN - Integrated Services Digital Network.

Offered under the name of T-ISDN in Deutsche Telekom’s service portfolio. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP - Internet Service Provider.

An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

kbit – Kilobit.

Unit of data transmission speed.

1 024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

Mbit – Megabit.

Unit of data transmission speed.

1 Mbit = 1 024 kbit.

Multimedia.

Term used to denote the real-time integration of text with still images and graphics, video, and sound.

MVNO – Mobile Virtual Network Operator.

An MVNO appears to the customer to be a conventional mobile communications operator, the difference being, however, that an MVNO does not operate a network of its own. Instead, an MVNO simply purchases blocks of minutes and data transmission capacity from network operators and then bundles them as products for sale to consumers.

NGN – Next Generation Network.

In the traditional architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of a next generation network is to combine both functions to provide integrated voice-data services. NGNs are based entirely on IP technology.

Deutsche Telekom First quarter of 2007	73

Optical fiber.

Channel for optical data transmission.

PAL –Phase Alternating Line.

A color-encoding system used in television broadcasting in large parts of the world.

Preselection.

Preselection of a telephone company. A procedure where customers preselect a certain provider, known as a long-distance carrier.

PSTN – Public Switched Telephone Network.

Generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

Resale.

Resale of products to competitors (see also Wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

SIM card - Subscriber Identification Module card.

Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS, and MMS in particular, refer not only to the services, but also to the messages themselves.

Stakeholder.

The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company’s shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

T-Net.

Deutsche Telekom’s digitized telephone network.

Triple play.

Deutsche Telekom First quarter of 2007	74

Refers to the interaction between voice and data communication and interactive media.

UMTS – Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

Upstream.

Data transmission from the user’s PC to an Internet server. The transmission of data in the opposite direction is referred to as downstream.

VDSL.

See DSL.

Video on demand.

A service that allows subscribers to retrieve and watch a selection of movies (on video) at any time. Videos are either broadcast to subscribers over the broadband cable network or over DSL and the telephone network. The back channel used to send movie selection information to the broadcasting center is available with DSL, but not with the broadband cable network. For VoD over broadband cable, a back channel can be established over the telephone network.

VoIP - Voice over Internet Protocol.

Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

WLAN - Wireless Local Area Network.

Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Deutsche Telekom First quarter of 2007	75

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the negotiations with unions, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.deutschetelekom.com.

Deutsche Telekom First quarter of 2007	76

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone +49 (0) 228 181 49 49

Fax     +49 (0) 228 181 9 40 04

This Group report can be downloaded from the Investor Relations site on the Internet at:

www.deutschetelekom.com

For further information please refer to:

www.t-mobile-international.com

www.t-com.de

www.t-online.net

www.t-systems.com

Investor Relations, Bonn office

Phone +49 (0) 228 181 8 88 80

Fax     +49 (0) 228 181 8 88 99

E-mail: investor.relations@telekom.de

Investor Relations, New York office

Phone + 1 212 424 2959

Phone 1 877 DT SHARE (toll-free)

Fax     + 1 212 424 2977

E-mail: investor.relations@usa.telekom.de

This Group Report for the first quarter of 2007 is also available in German.

The German print version of this Group Report shall prevail.

This Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 140 – German

KNr. 642 100 141 – English

Printed on chlorine-free bleached paper using mineral oil-free inks.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: May 11, 2007